Annual Report Fiscal year ended March 31, 2024

CEO Letter Delivering on the promise Lightspeed was founded on the belief that we need independent businesses to bring character to our cities and neighborhoods. By democratizing the technology of commerce, Lightspeed helps entrepreneurs build successful businesses, which in turn deliver new products and services, provide employment, enhance the quality of life in their communities and establish economic independence for countless people. Our mission is to equip independent entrepreneurs with the technology they need to operate and scale their business. It’s a mission that we are proud of—and one that I strongly believe makes the world a better place. In order to better serve our customers, we have also delivered our own payments platform— which is tightly embedded into our software and also gives merchants access to our broader financial services offerings. These deeply integrated software and payments solutions allow us to deliver the products and services that can help our customers simplify their operations and reduce costs. And we have seen great success with nearly a third of our customers’ volumes now processed through our payments platform. As Lightspeed enters a new stage in its growth journey, I have rejoined as CEO to execute our ambitious and exciting mission. My goal as CEO is simple—I want this company to reach its full potential by accelerating its path towards long term profitable growth. Our resources are considerable, our focus is clear and our understanding of our customer’s requirements is exhaustive. We will keep building new products that allow our customers to achieve their ambitions so that they, in turn, can keep building their communities. And we will do so while focusing on building a foundation to achieve a level of profitability that is warranted by a company of our size and scale. Now is the time to delight our customers with a range of software offerings that they have never experienced before. Now is the time to reach out to businesses as they take the necessary steps towards a cloud-based POS offering. And now is the time to expand our financial services to as many of our merchants as possible. I am excited to be back at the helm of this innovative and mission- driven company. By focusing on the needs of our customers and dedicating ourselves to achieving long term profitable growth, I believe Lightspeed will establish the foundation for sustainable and enduring value for you, our shareholders. Dax Dasilva CEO, Lightspeed

Our mission Powering the world’s best businesses. In a rapidly changing world of rising costs, AI-driven tech innovation and evolving consumer preferences, forward-thinking merchants are desperate for solutions to drive sustainable growth and maintain their unique edge in the market. Lightspeed empowers these businesses with the powerful technology, leading insights and expert guidance they need to fulfill their vision and stand out as leaders in their industry. With flexible tools, personalized support and a premium experience, we’re more than a platform—we’re a partner.

TPC Toronto at Osprey Valley | Toronto, Canada Featuring three of Canada’s Top 100 Courses, TPC Toronto at Osprey Valley is a top-tier golf destination. St. Jude | Sydney, Australia In Sydney’s vibrant Redfern neighborhood, this charming community café takes food and coffee very seriously. Melissa Joy Manning | New York City, USA Socially responsible fine jewelry handmade in New York City. Codium | Goes, Netherlands A Michelin-starred restaurant that celebrates the Dutch province of Zeeland. This is a transformative time, and having a partner like Lightspeed that allows us to have all those different customer touch points and provide a seamless experience has been a really big priority for us. We really needed a partner who could help us transition from our early stage to the next stage. It’s so much more efficient now because of this software, and it keeps getting better and better, and it’s so important because hospitality is ever-changing. Lightspeed made it really easy to adopt technologies as a self-funded business, so that we can do what we want to do and trust the technology. We switched to Lightspeed Payments, and we did that because it is cheaper than the system we had, and this way we keep our restaurant a little more affordable. The less I have to pay for things that are of no use to the guest, the more money remains to spend on the guest.

Lightspeed Key metrics1 1Unless otherwise specified, all dollar figures are presented in U.S. dollars and as at March 31, 2024 or for the fiscal year ended March 31, 2024. 2Fiscal year ended March 31, 2024 vs March 31, 2023. 3Key Performance Indicator. Please refer to the section titled “Key Performance Indicators” in our management discussion and analysis for the three months ended March 31, 2024 and 2023 and the years ended March 31, 2024, and 2023 for the definitions of GTV and GPV. 4For the three months ended March 31, 2024. Subscription and transaction-based revenue growth2 24% GPV as a % of GTV4 32% Gross Payment Volume growth2 65% Gross Transaction Volume (“GTV”)3 $90.7 billion Gross Payment Volume (“GPV”)3 $24.2 billion Recurring or reoccuring subscription and transaction-based revenue ~95%

Lightspeed

# High-quality global customer base driving growth[5]

- Annual Net Retention Rate of ~110%[6]
- Internationally diversified with ~49% of Customer Locations outside of North America[7]
- Well diversified across a number of complex verticals


GTV[6] (in $B)
42% CAGR
$22.3
$33.7
$74.0
$87.1
$90.7
Fiscal year 2020
Fiscal year 2021
Fiscal year 2022
Fiscal year 2023
Fiscal year 2024


Revenue (in $M)
66% CAGR
$120.6
$221.7
$548.4
$730.5
$909.3
Fiscal year 2020
Fiscal year 2021
Fiscal year 2022
Fiscal year 2023
Fiscal year 2024

[5] All figures are presented in U.S. dollars and as at March 31, 2024 or for the fiscal year ended March 31, 2024.

[6] Key Performance Indicator. Please refer to the section titled "Key Performance Indicators" in our management discussion and analysis for the three months ended March 31, 2024 and 2023 and the years ended March 31, 2024 and 2023 for the definitions of GTV and Net Retention Rate.

[7] Customer Location geographic distribution is approximate as at March 31, 2024 and excludes the Customer Locations attributable to the Ecwid eCommerce standalone product.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2024. This MD&A dated May 16, 2024, for the three months ended March 31, 2024 and 2023 and the years ended March 31, 2024 ("Fiscal 2024") and 2023 ("Fiscal 2023"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2024 and 2023, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2024 and Fiscal 2023, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in U.S. dollars except where otherwise indicated. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States. Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2024, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Forward-looking Information This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganization and cost reduction initiatives and personnel changes; our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to maintain and expand geographic (1)

scope; our ability to execute on our expansion plans; our ability to execute on reorganization and cost reduction initiatives; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cybersecurity threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other pending and threatened litigation; the pricing of our offerings; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities, successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of future goodwill or other impairments; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 16, 2024, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward- looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks. Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Overview Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni- channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni- channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily (2)

target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back- office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location. Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally. We also continue to advance our strategy of expanding our presence within verticals, having launched our Lightspeed Retail and NuORDER Order Integration to Lightspeed retailers in the U.S., Canada, UK, Australia and New Zealand, enabling them to order from the many brands they stock through direct integration with NuORDER by Lightspeed. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors. Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction- related data insights. Our transaction-based revenue was $545.5 million for Fiscal 2024, an increase of 37% from the $399.6 million in transaction-based revenue for Fiscal 2023. This was primarily driven by increased customer adoption of our payments solutions due to our unified payments initiative resulting in an increase of 65% in GPV1 compared to Fiscal 2023. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success. Excluding the Ecwid eCommerce standalone product, our monthly ARPU1 was approximately $431 as at March 31, 2024 as compared to approximately $335 as at March 31, 2023. To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things. We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We remain focused on attracting the right customer profile, particularly customers with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2024, GPV was $24.2 billion (3) 1 Refer to the section entitled "Key Performance Indicators".

compared to $14.7 billion for Fiscal 2023, representing growth of 65%. For Fiscal 2024, our cloud-based software-as-a-service platform processed GTV1 of $90.7 billion, which represents growth of 4% relative to $87.1 billion of GTV processed during Fiscal 2023. For the three months ended March 31, 2024, GPV was $6.6 billion compared to $3.8 billion for the three months ended March 31, 2023, representing growth of 75%. We saw GTV decrease compared to the three months ended December 31, 2023 due to seasonality, as the three months ended March 31 is historically the weakest seasonal quarter for both hospitality and retail GTV. As at March 31, 2024, we had Customer Locations in over 100 countries. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations as at March 31, 2024 are located approximately 51% in North America and 49% across the rest of the world and the split of these Customer Locations between retail and hospitality represents approximately 63% and 37% of our total Customer Locations, respectively. Our attention continues to be focused on serving the complex SMBs, particularly high GTV customers, to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering enables these businesses to enhance their omnichannel reach and increase their selling flexibility. We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve, and we expect the revenue from these arrangements to continue to decrease over time as the number of our merchants using our payments solutions continues to increase. Our total revenue has increased to $909.3 million for Fiscal 2024 from $730.5 million for Fiscal 2023, representing year-over- year growth of 24%. For Fiscal 2024, subscription revenue accounted for 35% of our total revenues (41% for Fiscal 2023), and transaction-based revenue accounted for 60% of our total revenues (55% for Fiscal 2023). Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2024, we had an annual net retention rate1 of approximately 110% compared to approximately 110% for Fiscal 2023. In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2024, this revenue accounted for 5% of our total revenue (4% for Fiscal 2023). We plan to continue making deliberate investments to drive future growth including in NuORDER by Lightspeed and AI-powered technology to enhance our customer support experience and to enhance our ability to more rapidly develop solutions. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue and to integrate value-enhancing acquisitions. Subsequent to the end of Fiscal 2024, we announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. In addition, the Company has undertaken several other cost reduction initiatives. The reorganization includes the reduction of approximately 280 roles. We will continue to invest in key product development and customer experiences. We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For Fiscal 2024 and Fiscal 2023, we incurred an operating loss of $203.0 million and $1,099.0 million, respectively. The operating loss for Fiscal 2023 included a non-cash goodwill impairment charge of $748.7 million. Our cash flows used in operating activities for Fiscal 2024 were $97.7 million and our Adjusted Cash Flows Used in Operating Activities2 were $93.9 million compared to $125.3 million and $96.0 million, respectively, for Fiscal 2023. Cash flows used in operating activities and Adjusted Cash Flows (4) 2Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

Used in Operating Activities2 for Fiscal 2024 include an increase in cash used for merchant cash advances of $30.0 million compared to Fiscal 2023. Sustainability Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 1.8 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud matches 100% of their annual electricity consumption with renewable energy purchases and AWS has committed to powering its operations with 100% renewable energy by 2025. We have launched an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco- friendly solutions that can be integrated into our operations and community interactions. Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our 2024 annual DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 1% as non-binary. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. After successfully onboarding Manon Brouillette to our board in Fiscal 2024, we have been successful at reinstating our target to maintain at least 37.5% representation of women on the board. In addition, 50% of our independent members are women, as of the date hereof. Furthermore, 50% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders. Macroeconomic Conditions There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, the geopolitical and social landscape and changes in interest rates. This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity. Seizing our payments opportunity means continuing to monetize a larger portion of our customers’ GTV, which for Fiscal 2024 was $90.7 billion up 4% from the $87.1 billion we processed in Fiscal 2023. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business. Additionally, the Israel-Hamas war and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. All of our intellectual property and customer data is located outside of Russia and Belarus. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations closely, but to date we have not experienced any disruptions in our business operations as a result thereof. (5)

We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 29% to approximately $431 per Customer Location as at March 31, 2024 compared to approximately $335 per Customer Location as at March 31, 2023. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations decreased from approximately 168,000 as at March 31, 2023 to approximately 165,000 as at March 31, 2024 as we focus on high GTV Customer Locations and customers utilizing our payments solutions as opposed to total Customer Locations. Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2024, GPV was $6.6 billion compared to $3.8 billion for the three months ended March 31, 2023, representing growth of 75%. For Fiscal 2024, GPV was $24.2 billion compared to $14.7 billion for Fiscal 2023, representing growth of 65%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2024, GTV was $20.7 billion compared to $20.2 billion for the three months ended March 31, 2023, representing growth of 2%. For Fiscal 2024, GTV was $90.7 billion compared to $87.1 billion for Fiscal 2023, representing growth of 4%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Net Retention Rate. "Net Retention Rate" or "NRR". We use this measure as we believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our NRR, which is calculated by firstly identifying a (6)

cohort of customers, or the "Base Customers", in a particular month, or the "Base Month". Billings include billings of subscriptions fees and billings of fees from our payments solutions in respect of which we act as the principal in the arrangement with the customer. We then divide the Billings for the Base Customers in the same month of the subsequent year, or the "Comparison Month", by the Billings in the Base Month to derive a monthly NRR. This, by definition, does not include any customers added to our platform between the Base Month and the Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. NRR excludes customers attributable to the Ecwid eCommerce standalone product. Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2024, we had an annual NRR of approximately 110% compared to approximately 110% for Fiscal 2023.

## Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios

The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", "Adjusted Cash Flows Used in Operating Activities" and "Adjusted Free Cash Flow" and the non-IFRS ratio "Adjusted Income (Loss) per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management's perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.

### *Adjusted EBITDA*

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company's operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

| | Three months ended March 31, | | Fiscal year ended March 31, | |
|---|---|---|---|---|
| **(In thousands of US dollars)** | **2024** | **2023** | **2024** | **2023** |
| | **$** | **$** | **$** | **$** |
| **Net loss** | (32,540) | (74,468) | (163,964) | (1,070,009) |
| Share-based compensation and related payroll taxes(1) | 8,112 | 15,967 | 73,785 | 123,667 |
| Depreciation and amortization(2) | 27,090 | 28,380 | 109,628 | 115,261 |
| Foreign exchange loss (gain)(3) | 501 | 297 | 882 | (199) |
| Net interest income(2) | (10,524) | (9,654) | (42,531) | (24,812) |
| Acquisition-related compensation(4) | — | 5,746 | 3,105 | 41,792 |
| Transaction-related costs(5) | 1,766 | 2,323 | 2,208 | 5,834 |
| Restructuring(6) | 5,422 | 25,549 | 7,206 | 28,683 |
| Goodwill impairment(7) | — | — | — | 748,712 |
| Litigation provisions(8) | 2,782 | 229 | 7,470 | 1,409 |
| Income tax expense (recovery) | 1,782 | 1,283 | 3,476 | (4,219) |
| **Adjusted EBITDA** | 4,391 | (4,348) | 1,265 | (33,881) |

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring,

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share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense. (2) In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2024, net loss includes depreciation of $2,418 related to right-of-use assets, interest expense of $314 on lease liabilities, and excludes an amount of $1,844 relating to rent expense ($2,025, $278, and $2,322, respectively, for the three months ended March 31, 2023). For Fiscal 2024, net loss includes depreciation of $7,946 related to right-of-use assets, interest expense of $1,211 on lease liabilities, and excludes an amount of $7,814 relating to rent expense ($8,244, $1,075, and $8,712, respectively, for Fiscal 2023). (3) These non-cash gains and losses relate to foreign exchange translation. (4) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. (5) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses. (6) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details). (7) This amount represents a non-cash goodwill impairment charge for Fiscal 2023 (see note 16 of the audited annual consolidated financial statements for additional details). (8) These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details). Adjusted Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted Adjusted Income (Loss) is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income (Loss) per Share - Basic and Diluted is defined as Adjusted Income (Loss) divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income (Loss) per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income (Loss) for the periods indicated: (8)

| (In thousands of US dollars, except number of shares and per share amounts) | Three months ended March 31, | | Fiscal year ended March 31, | |
|---|---|---|---|---|
| | 2024 | 2023 | 2024 | 2023 |
| | $ | $ | $ | $ |
| **Net loss** | (32,540) | (74,468) | (163,964) | (1,070,009) |
| Share-based compensation and related payroll taxes[(1)] | 8,112 | 15,967 | 73,785 | 123,667 |
| Amortization of intangible assets | 22,882 | 24,620 | 95,048 | 101,546 |
| Acquisition-related compensation[(2)] | — | 5,746 | 3,105 | 41,792 |
| Transaction-related costs[(3)] | 1,766 | 2,323 | 2,208 | 5,834 |
| Restructuring[(4)] | 5,422 | 25,549 | 7,206 | 28,683 |
| Goodwill impairment[(5)] | — | — | — | 748,712 |
| Litigation provisions[(6)] | 2,782 | 229 | 7,470 | 1,409 |
| Deferred income tax expense (recovery) | 102 | (368) | (323) | (6,688) |
| **Adjusted Income (Loss)** | 8,526 | (402) | 24,535 | (25,054) |
| **Weighted average number of Common Shares – basic and diluted**[(7)] | 154,863,581 | 151,774,467 | 153,765,412 | 150,404,130 |
| **Net loss per share – basic and diluted** | (0.21) | (0.49) | (1.07) | (7.11) |
| **Adjusted Income (Loss) per Share – Basic and Diluted** | 0.06 | (0.00) | 0.16 | (0.17) |

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.

(2) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.

(4) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).

(5) This amount represents a non-cash goodwill impairment charge for Fiscal 2023 (see note 16 of the audited annual consolidated financial statements for additional details).

(6) These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).

(7) In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive shares have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss. For the three months and fiscal year ended March 31, 2024, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

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### *Adjusted Cash Flows Used in Operating Activities*

Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the "Liquidity and Capital Resources" section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

| | Three months ended March 31, | | Fiscal year ended March 31, | |
|---|---|---|---|---|
| **(In thousands of US dollars)** | **2024** | **2023** | **2024** | **2023** |
| | $ | $ | $ | $ |
| **Cash flows used in operating activities** | (28,536) | (41,587) | (97,667) | (125,284) |
| Payroll taxes related to share-based compensation[(1)] | 1,402 | 820 | 2,035 | 1,705 |
| Acquisition-related compensation[(2)] | — | 2,547 | 625 | 8,590 |
| Transaction-related costs[(3)] | (180) | (2,621) | 697 | 1,888 |
| Restructuring[(4)] | 1,438 | 15,230 | 3,726 | 17,722 |
| Litigation provisions[(5)] | 7,288 | 209 | 7,381 | 3,306 |
| Capitalized internal development costs[(6)] | (2,958) | (1,519) | (10,678) | (3,894) |
| **Adjusted Cash Flows Used in Operating Activities** | (21,546) | (26,921) | (93,881) | (95,967) |

Cash flows used in operating activities and Adjusted Cash Flows Used in Operating Activities for the three months and fiscal year ended March 31, 2024 include an increase in cash used for merchant cash advances of $5.3 million and $30.0 million, respectively, compared to the three months and fiscal year ended March 31, 2023.

(1) These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.

(2) These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(3) These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

(4) These amounts reflect the cash outflows associated with reorganization initiatives recorded as restructuring as certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility (see note 24 of the audited annual consolidated financial statements for additional details).

(5) These amounts represent the cash inflows and outflows in respect of provisions taken, settlement amounts and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds (see note 24 of the audited annual consolidated financial statements for additional details).

(6) These amounts represent the cash outflow associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

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### *Adjusted Free Cash Flow*

Adjusted Free Cash Flow is defined as cash flows used in operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and the cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. Unlike Adjusted Cash Flows Used in Operating Activities which we presented up until and including the three months and fiscal year ended March 31, 2024, Adjusted Free Cash Flow adjusts for the payment of amounts related to acquiring property and equipment and the cash inflows and outflows associated with merchant cash advances and does not adjust for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs and the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds. Following Fiscal 2024, we will no longer disclose Adjusted Cash Flows Used in Operating Activities. We believe Adjusted Free Cash Flow provides a more useful supplemental metric to our stakeholders than Adjusted Cash Flows Used in Operating Activities on our ability to generate cash flows. The following table reconciles cash flows used in operating activities to Adjusted Free Cash Flow for the periods indicated:

| | Three months ended March 31, | | Fiscal year ended March 31, | |
|---|---|---|---|---|
| **(In thousands of US dollars)** | **2024** | **2023** | **2024** | **2023** |
| | $ | $ | $ | $ |
| **Cash flows used in operating activities** | (28,536) | (41,587) | (97,667) | (125,284) |
| Capitalized internal development costs[(1)] | (2,958) | (1,519) | (10,678) | (3,894) |
| Additions to property and equipment[(2)] | (3,315) | (2,016) | (7,506) | (9,227) |
| Merchant cash advances, net[(3)] | 18,493 | 13,233 | 51,346 | 21,336 |
| **Adjusted Free Cash Flow** | (16,316) | (31,889) | (64,505) | (117,069) |

(1) These amounts represent the cash outflow associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

(2) These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.

(3) These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal and fees, in respect of merchant cash advances.

## Outlook

A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2024 and fiscal year ending March 31, 2025 is contained in the Company's press release dated May 16, 2024 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.

## Summary of Factors Affecting our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

### *Market Adoption of our Platform*

We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes, with our focus being on complex high GTV customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has

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become even greater due to the accelerated need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to drive market adoption and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products globally, as we believe two core offerings reduces complexity, helps improve go-to-market momentum and helps deliver stronger performance. Customer Adoption of our Payments Solutions We believe that our payments solutions will continue to be an increasingly important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see accelerated adoption of our payment processing solutions, which are the largest drivers of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. We are limited in our ability to switch certain customers to our embedded payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering. Cross-selling and Up-selling with Existing Customers Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating Lightspeed B2B to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. We also plan to invest in and adopt innovative solutions and practices, including artificial intelligence tools in our software development lifecycle and customer support capabilities. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Use of Artificial Intelligence and Machine Learning in our Solutions and Operations We and our partners have and will continue to incorporate artificial intelligence, or AI, solutions into our business and operations from time to time. As with many innovations, AI presents risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical (12)

issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts. Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. Economic Conditions and Resulting Consumer Spending Trends Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks. Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally. Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business. Scaling our Sales and Marketing Team Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly in our U.S. markets and for complex merchants and restaurateurs with high annual GTV. In certain instances, we have supplemented this approach with field sales teams. Retaining and Motivating Qualified Personnel Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth (13)

will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS to recognize shared-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information. International Sales We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni- channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to opportunistically invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. For each new geography where we expand or seek to expand, we focus on understanding the needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks. Seasonality We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. We expect our overall revenues to continue to become increasingly correlated with respect to our GPV. Foreign Currency Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have in the past and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations. Selective Pursuit of Acquisitions In the past, we have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, (14)

result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed. Goodwill Impairment In Fiscal 2023, we incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended December 31, 2022, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment") which is the level at which management monitors goodwill. The timing of this test also aligned with our annual impairment test of goodwill. Our impairment test as at December 31, 2022 resulted in a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and our share price decrease, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales. If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. Our impairment test as at December 31, 2023 did not result in a non-cash impairment charge. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2024, which triggered an impairment test to be performed for the Segment which is the level at which management monitors goodwill. We reassessed as at March 31, 2024 the key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. We are required to perform our next goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements. Key Components of Results of Operations Revenues Subscription Revenue We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as Delivery, Advanced Insights, Accounting and Inventory, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners. Transaction-based Revenue We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. We also earn revenues from Lightspeed Capital, a merchant cash advance program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted. Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $90.7 billion in GTV processed in Fiscal 2024. (15)

Hardware and Other Revenue These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing displays, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories. Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships. Direct Cost of Revenues Subscription Cost of Revenue Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers. Transaction-based Cost of Revenue Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement. Hardware and Other Cost of Revenue Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations. Operating Expenses General and Administrative General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs related to our acquisitions, litigation costs, costs associated with internal systems, the loss allowance for expected credit losses, fair value movements related to uncollectible merchant cash advances, and general corporate expenses. As a public company in the United States, it is costly for us to obtain director and officer liability insurance, and we have in the past and may in the future need to manage trade-offs between accepting reduced coverage or incurring higher costs to expand our coverage. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. Research and Development Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related payroll taxes, for product-related functions including product management, core development, data, (16)

product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Quebec Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non- refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Given the Company’s recent losses in Canada, these non- refundable SR&ED credits and e-business credits have not been recognized in the financial statements. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details). Sales and Marketing Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion and as we sell more of our technology suite, including our payments solutions, to our existing customer base. Acquisition-related Compensation Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel. (17)

Results of Operations The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2024 and 2023: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except per share amounts) 2024 2023 2024 2023 $ $ $ $ Revenues Subscription 81,348 76,215 322,000 298,763 Transaction-based 138,994 99,568 545,470 399,552 Hardware and other 9,874 8,445 41,800 32,191 Total revenues 230,216 184,228 909,270 730,506 Direct cost of revenues Subscription 18,508 19,036 77,585 80,064 Transaction-based 98,293 66,539 390,522 271,035 Hardware and other 13,715 11,692 55,913 47,446 Total cost of revenues 130,516 97,267 524,020 398,545 Gross profit 99,700 86,961 385,250 331,961 Operating expenses General and administrative 22,540 22,139 103,742 105,939 Research and development 27,625 30,805 129,416 140,442 Sales and marketing 57,804 56,884 234,290 250,371 Depreciation of property and equipment 1,790 1,735 6,634 5,471 Depreciation of right-of-use assets 2,418 2,025 7,946 8,244 Foreign exchange loss (gain) 501 297 882 (199) Acquisition-related compensation — 5,746 3,105 41,792 Amortization of intangible assets 22,882 24,620 95,048 101,546 Restructuring 5,422 25,549 7,206 28,683 Goodwill impairment — — — 748,712 Total operating expenses 140,982 169,800 588,269 1,431,001 Operating loss (41,282) (82,839) (203,019) (1,099,040) Net interest income 10,524 9,654 42,531 24,812 Loss before income taxes (30,758) (73,185) (160,488) (1,074,228) Income tax expense (recovery) Current 1,680 1,651 3,799 2,469 Deferred 102 (368) (323) (6,688) Total income tax expense (recovery) 1,782 1,283 3,476 (4,219) Net loss (32,540) (74,468) (163,964) (1,070,009) Net loss per share – basic and diluted (0.21) (0.49) (1.07) (7.11) (18)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2024 and 2023:

| | Three months ended March 31, | | Fiscal year ended March 31, | |
|---|---|---|---|---|
| **(In thousands of US dollars)** | **2024** | **2023** | **2024** | **2023** |
| | **$** | **$** | **$** | **$** |
| Direct cost of revenues | 976 | 835 | 6,188 | 6,945 |
| General and administrative | 321 | 3,533 | 19,492 | 33,963 |
| Research and development | 2,966 | 4,491 | 25,298 | 35,504 |
| Sales and marketing | 3,849 | 7,108 | 22,807 | 47,255 |
| Restructuring | 1,995 | 5,637 | 1,995 | 5,637 |
| **Total share-based compensation and related payroll taxes**[1] | 10,107 | 21,604 | 75,780 | 129,304 |

[1] For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, the share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and the related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137).

The decrease in share-based compensation and related payroll taxes in the three months and fiscal year ended March 31, 2024 was primarily driven by a reduction in the quantity and fair value of stock options and awards issued throughout the past several quarters, as well as due to awards forfeited throughout the past several quarters, including awards forfeited during the three months ended March 31, 2023 due to the restructuring. The share-based compensation and related payroll taxes for the three months ended March 31, 2024 also declined due to the forfeiture of awards of certain executive officers during the period.

## *Results of Operations for the Three Months and Fiscal Years Ended March 31, 2024 and 2023*

*Revenues*

| | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| **(In thousands of US dollars, except percentages)** | **2024** | **2023** | **Change** | **Change** | **2024** | **2023** | **Change** | **Change** |
| | **$** | **$** | **$** | **%** | **$** | **$** | **$** | **%** |
| **Revenues** | | | | | | | | |
| Subscription | 81,348 | 76,215 | 5,133 | 6.7 | 322,000 | 298,763 | 23,237 | 7.8 |
| Transaction-based | 138,994 | 99,568 | 39,426 | 39.6 | 545,470 | 399,552 | 145,918 | 36.5 |
| Hardware and other | 9,874 | 8,445 | 1,429 | 16.9 | 41,800 | 32,191 | 9,609 | 29.8 |
| **Total revenues** | 230,216 | 184,228 | 45,988 | 25.0 | 909,270 | 730,506 | 178,764 | 24.5 |
| **Percentage of total revenues** | | | | | | | | |
| Subscription | 35.3 % | 41.4 % | | | 35.4 % | 40.9 % | | |
| Transaction-based | 60.4 % | 54.0 % | | | 60.0 % | 54.7 % | | |
| Hardware and other | 4.3 % | 4.6 % | | | 4.6 % | 4.4 % | | |
| **Total** | 100 % | 100 % | | | 100 % | 100 % | | |

*Subscription Revenue*

Subscription revenue for the three months ended March 31, 2024 increased by $5.1 million or 7% as compared to the three months ended March 31, 2023. The increase was primarily due to adoption of our flagship solutions.

Subscription revenue for Fiscal 2024 increased by $23.2 million or 8% as compared to Fiscal 2023. The increase was primarily due to adoption of our flagship solutions.

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*Transaction-based Revenue*

Transaction-based revenue for the three months ended March 31, 2024 increased by $39.4 million or 40% as compared to the three months ended March 31, 2023. The increase was primarily due to continued adoption of our payments solutions which accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions led to a year-over-year increase in GPV of 75% from $3.8 billion to $6.6 billion.

Transaction-based revenue for Fiscal 2024 increased by $145.9 million or 37% as compared to Fiscal 2023. The increase was primarily due to continued adoption of our payments solutions which accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions led to a year-over-year increase in GPV of 65% from $14.7 billion to $24.2 billion.

*Hardware & Other Revenue*

Hardware and other revenue for the three months ended March 31, 2024 increased by $1.4 million or 17% as compared to the three months ended March 31, 2023 due primarily to an increase in hardware provided to customers signing for both software and our payments solution, offset by discounts and incentives provided during the three months ended March 31, 2024.

Hardware and other revenue for Fiscal 2024 increased by $9.6 million or 30% as compared to Fiscal 2023 due primarily to an increase in hardware provided to customers signing for both software and our payments solution, offset by discounts and incentives provided during Fiscal 2024.

*Direct Cost of Revenues*

| (In thousands of US dollars, except percentages) | Three months ended March 31, 2024 $ | Three months ended March 31, 2023 $ | Change $ | Change % | Fiscal year ended March 31, 2024 $ | Fiscal year ended March 31, 2023 $ | Change $ | Change % |
|---|---|---|---|---|---|---|---|---|
| **Direct cost of revenues** | | | | | | | | |
| Subscription | 18,508 | 19,036 | (528) | (2.8) | 77,585 | 80,064 | (2,479) | (3.1) |
| Transaction-based | 98,293 | 66,539 | 31,754 | 47.7 | 390,522 | 271,035 | 119,487 | 44.1 |
| Hardware and other | 13,715 | 11,692 | 2,023 | 17.3 | 55,913 | 47,446 | 8,467 | 17.8 |
| **Total costs of revenues** | 130,516 | 97,267 | 33,249 | 34.2 | 524,020 | 398,545 | 125,475 | 31.5 |
| **Percentage of revenue** | | | | | | | | |
| Subscription | 22.8 % | 25.0 % | | | 24.1 % | 26.8 % | | |
| Transaction-based | 70.7 % | 66.8 % | | | 71.6 % | 67.8 % | | |
| Hardware and other | 138.9 % | 138.4 % | | | 133.8 % | 147.4 % | | |
| **Total** | 56.7 % | 52.8 % | | | 57.6 % | 54.6 % | | |

*Subscription Cost of Revenue*

Subscription cost of revenue for the three months ended March 31, 2024 decreased by $0.5 million or 3% as compared to the three months ended March 31, 2023. Included in subscription cost of revenue for the three months ended March 31, 2024 was $0.8 million in share-based compensation and related payroll taxes, compared to $0.7 million in the three months ended March 31, 2023. When excluding share-based compensation and related payroll taxes, the decrease was primarily due to a decrease in salary and other employee-related costs of $0.1 million, a decrease in royalties of $0.2 million, a decrease in professional fees and other costs of $0.2 million and a decrease in hosting costs of $0.1 million due to the consolidation of our cloud service providers.

Subscription cost of revenue for Fiscal 2024 decreased by $2.5 million or 3% as compared to Fiscal 2023. Included in subscription cost of revenue for Fiscal 2024 was $5.1 million in share-based compensation and related payroll taxes, compared to $5.7 million in Fiscal 2023. The remainder of the decrease of $1.9 million was primarily due to a decrease in salary and other

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employee-related costs of $1.5 million, lower hosting costs of $0.1 million and lower professional fees and other costs of $0.6 million offset by higher royalties of $0.3 million.

### *Transaction-based Cost of Revenue*

Transaction-based cost of revenue for the three months ended March 31, 2024 increased by $31.8 million or 48% as compared to the three months ended March 31, 2023. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV and the increased adoption of our payments solutions compared to the three months ended March 31, 2023.

Transaction-based cost of revenue for Fiscal 2024 increased by $119.5 million or 44% as compared to Fiscal 2023. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV and the increased adoption of our payments solutions compared to Fiscal 2023.

### *Hardware and Other Cost of Revenue*

Direct cost of hardware and other revenue for the three months ended March 31, 2024 increased by $2.0 million or 17% as compared to the three months ended March 31, 2023 due primarily to an increase in hardware sold to customers of $2.1 million offset by lower salary and other employee-related costs of $0.1 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and the free hardware provided to assist customers in transitioning to our unified Payments and POS offering. Hardware is generally sold to facilitate the adoption of our other primary revenue streams.

Direct cost of hardware and other revenue for Fiscal 2024 increased by $8.5 million or 18% as compared to Fiscal 2023 due primarily to an increase in hardware sold to customers of $9.3 million offset by lower salary and other employee-related costs of $0.8 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and the free hardware provided to assist customers in transitioning to our unified Payments and POS offering. Hardware is generally sold to facilitate the adoption of our other primary revenue streams.

### *Gross Profit*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| **Gross profit** | 99,700 | 86,961 | 12,739 | 14.6 | 385,250 | 331,961 | 53,289 | 16.1 |
| **Percentage of total revenues** | 43.3 % | 47.2 % | | | 42.4 % | 45.4 % | | |

Gross profit for the three months ended March 31, 2024 increased by $12.7 million or 15% compared to the three months ended March 31, 2023. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions, the latter of which was accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. Gross profit as a percentage of revenue decreased from 47% to 43% due to a higher proportion of customers using Lightspeed Payments in the three months ended March 31, 2024 as compared to the three months ended March 31, 2023, as our transaction-based revenue has a lower gross profit as a percentage of revenue than our subscription revenue. This decrease in gross profit as a percentage of revenue was partially offset by an increase in revenue from merchant cash advances.

Gross profit for Fiscal 2024 increased by $53.3 million or 16% compared to Fiscal 2023. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions, the latter of which was accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. Gross profit as a percentage of revenue decreased from 45% to 42% due to a higher proportion of customers using Lightspeed Payments in Fiscal 2024 as compared to Fiscal 2023, as our transaction-based revenue has a lower gross profit as a percentage of revenue than our subscription revenue. This decrease in gross profit as a percentage of revenue was partially offset by an increase in revenue from merchant cash advances.

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*Operating Expenses*

*General and Administrative*

| (In thousands of US dollars, except percentages) | Three months ended March 31, 2024 | Three months ended March 31, 2023 | Change | Change | Fiscal year ended March 31, 2024 | Fiscal year ended March 31, 2023 | Change | Change |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | % | $ | $ | $ | % |
| **General and administrative** | 22,540 | 22,139 | 401 | 1.8 | 103,742 | 105,939 | (2,197) | (2.1) |
| **Percentage of total revenues** | 9.8% | 12.0% | | | 11.4 % | 14.5 % | | |

General and administrative expenses for the three months ended March 31, 2024 increased by $0.4 million or 2% compared to the three months ended March 31, 2023. Included in general and administrative expenses for the three months ended March 31, 2024 is $0.3 million of share-based compensation expense and related payroll taxes, $1.8 million in transaction-related costs and $2.8 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $3.5 million, $2.3 million and $0.2 million, respectively, in the three months ended March 31, 2023. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $1.6 million. This increase was driven by an increase of $0.4 million from higher salary and other employee-related costs, an increase of $2.3 million in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and which bad debt expense has increased given the growth in our revenue and our merchant cash advance program. The increase was offset by a decrease of $0.3 million in D&O insurance and a decrease of $0.8 million related to professional fees and other expenses. Our general and administrative expenses as a percentage of revenue decreased from 12% to 10% from the three months ended March 31, 2023 to the three months ended March 31, 2024.

General and administrative expenses for Fiscal 2024 decreased by $2.2 million or 2% compared to Fiscal 2023. Included in general and administrative expenses for Fiscal 2024 is $19.5 million of share-based compensation expense and related payroll taxes, $2.2 million in transaction-related costs and $7.5 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $34.0 million, $5.1 million and $1.4 million, respectively, in Fiscal 2023. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $9.1 million. This increase was driven by an increase of $1.1 million in higher salary and other employee-related costs, a $9.8 million increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and which bad debt expense has increased given the growth in our revenue and our merchant cash advance program. The increase was offset by a $1.7 million decrease in D&O insurance and a $0.2 million decrease in professional fees and other expenses. Our general and administrative expenses as a percentage of revenue decreased from 15% to 11% from Fiscal 2023 to Fiscal 2024.

*Research and Development*

| (In thousands of US dollars, except percentages) | Three months ended March 31, 2024 | Three months ended March 31, 2023 | Change | Change | Fiscal year ended March 31, 2024 | Fiscal year ended March 31, 2023 | Change | Change |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | % | $ | $ | $ | % |
| **Research and development** | 27,625 | 30,805 | (3,180) | (10.3) | 129,416 | 140,442 | (11,026) | (7.9) |
| **Percentage of total revenues** | 12.0% | 16.7% | | | 14.2 % | 19.2 % | | |

Research and development expenses for the three months ended March 31, 2024 decreased by $3.2 million or 10% compared to the three months ended March 31, 2023. Included in research and development expenses for the three months ended March 31, 2024 is $3.0 million of share-based compensation expense and related payroll taxes compared to $4.5 million in the three months

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ended March 31, 2023. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $1.7 million driven by a $3.4 million decrease in professional fees and other expenses offset by higher salary and other employee-related costs of $1.5 million and $0.2 million related to an increase in hosting costs. Our research and development costs as a percentage of revenue decreased from 17% to 12% from the three months ended March 31, 2023 to the three months ended March 31, 2024. Research and development expenses for Fiscal 2024 decreased by $11.0 million or 8% compared to Fiscal 2023. Included in research and development expenses for Fiscal 2024 is $25.3 million of share-based compensation expense and related payroll taxes compared to $35.5 million in Fiscal 2023. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $0.8 million driven by $5.9 million related to a decrease in professional fees and other expenses offset by higher salary and other employee-related costs of $4.9 million, and $0.2 million related to an increase in hosting costs. Our research and development costs as a percentage of revenue decreased from 19% to 14% from Fiscal 2023 to Fiscal 2024. Sales and Marketing Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2024 2023 Change Change 2024 2023 Change Change $ $ $ % $ $ $ % Sales and marketing 57,804 56,884 920 1.6 234,290 250,371 (16,081) (6.4) Percentage of total revenues 25.1% 30.9% 25.8% 34.3 % Sales and marketing expenses for the three months ended March 31, 2024 increased by $0.9 million or 2% as compared to the three months ended March 31, 2023. Included in sales and marketing expenses for the three months ended March 31, 2024 is $3.8 million of share-based compensation expense and related payroll taxes compared to $7.1 million in the three months ended March 31, 2023. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $4.2 million driven by higher salary and other employee-related costs of $2.9 million, a $1.4 million increase in other spend in sales and marketing, offset by $0.1 million related to a decrease in professional fees and other expenses. As a result of our ongoing focus on prudent spend, in particular as it relates to sales and marketing efficiency, our sales and marketing costs as a percentage of revenue decreased from 31% to 25% from the three months ended March 31, 2023 to the three months ended March 31, 2024. Sales and marketing expenses for Fiscal 2024 decreased by $16.1 million or 6% as compared to Fiscal 2023. Included in sales and marketing expenses for Fiscal 2024 is $22.8 million of share-based compensation expense and related payroll taxes and nil in transaction-related costs compared to $47.3 million and $0.7 million, respectively, in Fiscal 2023. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $9.1 million driven by higher salary and other employee-related costs of $14.5 million, offset by $0.1 million related to a decrease in professional fees and other expenses and a $5.3 million decrease in other spend in sales and marketing as a result of our ongoing focus on prudent spend, including marketing acquisition and growth spend, branding and trade shows. Our sales and marketing costs as a percentage of revenue decreased from 34% to 26% from Fiscal 2023 to Fiscal 2024. (23)

*Depreciation*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| Depreciation of property and equipment | 1,790 | 1,735 | 55 | 3.2 | 6,634 | 5,471 | 1,163 | 21.3 |
| Depreciation of right-of-use assets | 2,418 | 2,025 | 393 | 19.4 | 7,946 | 8,244 | (298) | (3.6) |
| | 4,208 | 3,760 | 448 | 11.9 | 14,580 | 13,715 | 865 | 6.3 |
| Percentage of total revenues | 1.8% | 2.0% | | | 1.6 % | 1.9 % | | |

Depreciation of property and equipment for the three months ended March 31, 2024 increased by $0.1 million or 3% as compared to the three months ended March 31, 2023. The increase in the depreciation of property and equipment results mainly from additions to property and equipment made throughout Fiscal 2024. The increase in the depreciation of right-of-use assets of $0.4 million or 19% is mainly the result of signing new lease commitments as well as lease modifications offset by lease terminations in the last 12 months.

Depreciation of property and equipment for Fiscal 2024 increased by $1.2 million or 21% as compared to Fiscal 2023. The increase in the depreciation of property and equipment results mainly from additions to property and equipment made throughout Fiscal 2024. The decrease in the depreciation of right-of-use assets of $0.3 million or 4% is mainly the result of lease terminations partially offset by signing new lease commitments in the last 12 months as well as lease modifications.

*Foreign Exchange Loss (Gain)*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| Foreign exchange loss (gain) | 501 | 297 | 204 | 68.7 | 882 | (199) | 1,081 | (543.2) |
| Percentage of total revenues | 0.2 % | 0.2 % | | | 0.1 % | 0.0 % | | |

Foreign exchange loss for the three months ended March 31, 2024 increased compared to the three months ended March 31, 2023. The company realized a foreign exchange loss for Fiscal 2024 compared to a gain for Fiscal 2023. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

*Acquisition-related Compensation*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| Acquisition-related compensation | — | 5,746 | (5,746) | (100.0) | 3,105 | 41,792 | (38,687) | (92.6) |
| Percentage of total revenues | 0.0% | 3.1% | | | 0.3 % | 5.7 % | | |

(24)

Acquisition-related compensation expense for the three months and fiscal year ended March 31, 2024 decreased by $5.7 million and $38.7 million or 100% and 93%, respectively, compared to the three months and fiscal year ended March 31, 2023. The decrease is due to lower deferred compensation from our acquisitions of NuORDER which was fully amortized in June 2023 and Ecwid which was fully amortized in September 2023. The majority of this acquisition-related compensation was tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

*Amortization of Intangible Assets*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| **Amortization of intangible assets** | 22,882 | 24,620 | (1,738) | (7.1) | 95,048 | 101,546 | (6,498) | (6.4) |
| **Percentage of total revenues** | 9.9% | 13.4% | | | 10.5 % | 13.9 % | | |

Amortization of intangible assets for the three months ended March 31, 2024 decreased by $1.7 million or 7% as compared to the three months ended March 31, 2023. The decrease in amortization relates primarily to the iKentoo, Chronogolf and ShopKeep software technology intangible assets which became fully amortized within Fiscal 2024.

Amortization of intangible assets for Fiscal 2024 decreased by $6.5 million or 6% as compared to Fiscal 2023. The decrease in amortization relates primarily to the Chronogolf customer relationships and the Kounta and Gastrofix software technology intangible assets which became fully amortized within Fiscal 2023 and the iKentoo, Chronogolf and ShopKeep software technology intangible assets which became fully amortized within Fiscal 2024.

*Restructuring*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| **Restructuring** | 5,422 | 25,549 | (20,127) | (78.8) | 7,206 | 28,683 | (21,477) | (74.9) |
| **Percentage of total revenues** | 2.4% | 13.9% | | | 0.8 % | 3.9 % | | |

In Fiscal 2023 and Fiscal 2024, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists primarily of severance costs. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth.

*Goodwill Impairment*

| (In thousands of US dollars, except percentages) | Three months ended March 31, | | | | Fiscal year ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | Change | Change | 2024 | 2023 | Change | Change |
| | $ | $ | $ | % | $ | $ | $ | % |
| **Goodwill impairment** | — | — | — | 0.0 | — | 748,712 | (748,712) | (100.0) |
| **Percentage of total revenues** | 0.0% | 0.0% | | | 0.0 % | 102.5 % | | |

(25)

We completed our annual impairment test of goodwill as at December 31, 2023 using a fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. We reassessed as at March 31, 2024 the key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. An impairment test of goodwill was completed as at December 31, 2022 using a fair value less costs of disposal model. This test demonstrated a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future (see note 16 of the audited annual consolidated financial statements for additional details).

*Other Income*

| (In thousands of US dollars, except percentages) | Three months ended March 31, 2024 $ | Three months ended March 31, 2023 $ | Change $ | Change % | Fiscal year ended March 31, 2024 $ | Fiscal year ended March 31, 2023 $ | Change $ | Change % |
|---|---|---|---|---|---|---|---|---|
| **Net interest income** | 10,524 | 9,654 | 870 | 9.0 | 42,531 | 24,812 | 17,719 | 71.4 |
| **Percentage of total revenues** | 4.6 % | 5.2 % | | | 4.7 % | 3.4 % | | |

Net interest income is comprised of interest income of $44.0 million earned in the period on cash and cash equivalents during Fiscal 2024 offset by the interest expense on both the lease liabilities and acquisition-related compensation which expenses combined to total $1.4 million for Fiscal 2024. Net interest income for Fiscal 2024 increased by $17.7 million or 71% as compared to Fiscal 2023 due to an increase in interest income of $17.1 million earned in the period on cash and cash equivalents related to higher interest rates and a decrease in interest expense of $0.6 million due primarily to the full repayment of the balance of our stand-by acquisition term loan in July 2022.

*Income Taxes*

| (In thousands of US dollars, except percentages) | Three months ended March 31, 2024 $ | Three months ended March 31, 2023 $ | Change $ | Change % | Fiscal year ended March 31, 2024 $ | Fiscal year ended March 31, 2023 $ | Change $ | Change % |
|---|---|---|---|---|---|---|---|---|
| **Income tax expense (recovery)** | | | | | | | | |
| Current | 1,680 | 1,651 | 29 | 1.8 | 3,799 | 2,469 | 1,330 | 53.9 |
| Deferred | 102 | (368) | 470 | (127.7) | (323) | (6,688) | 6,365 | (95.2) |
| **Total income tax expense (recovery)** | 1,782 | 1,283 | 499 | 38.9 | 3,476 | (4,219) | 7,695 | (182.4) |
| **Percentage of total revenues** | | | | | | | | |
| Current | 0.7 % | 0.9 % | | | 0.4 % | 0.3 % | | |
| Deferred | 0.0 % | (0.2)% | | | 0.0 % | (0.9)% | | |
| **Total** | 0.8 % | 0.7 % | | | 0.4 % | (0.6)% | | |

We recorded an income tax expense of $1.8 million for the three months ended March 31, 2024 compared to an income tax expense of $1.3 million for the three months ended March 31, 2023. The deferred income tax recovery for the three months ended March 31, 2023 and the deferred income tax expense in the three months ended March 31, 2024 primarily relate to timing differences on share-based compensation and other temporary deductible differences.

We recorded an income tax expense of $3.5 million for Fiscal 2024 compared to an income tax recovery of $4.2 million for Fiscal 2023. This is mainly due to a decrease in deferred income tax recovery of $6.4 million in Fiscal 2024 compared to Fiscal 2023. The difference is primarily due to the deferred tax liabilities of certain subsidiaries being fully amortized as at March 31, 2023. The deferred income tax recovery in Fiscal 2023 was primarily due to the amortization of acquired intangible assets and increases in loss carry-forwards during the period while the deferred income tax recovery in Fiscal 2024 primarily relates to timing differences on share-based compensation and other temporary deductible differences.

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Selected Annual Information Fiscal year ended March 31, (In thousands of US dollars, except per share data) 2024 2023 2022 $ $ $ Total revenues 909,270 730,506 548,372 Net loss (163,964) (1,070,009) (288,433) Loss per share – basic and diluted (1.07) (7.11) (2.04) Total assets 2,575,154 2,668,732 3,619,980 Total long-term liabilities 18,087 20,826 62,839 See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Total Assets Fiscal 2024 Compared to Fiscal 2023 Total assets decreased by $93.6 million or 4% from Fiscal 2023 to Fiscal 2024 with cash and cash equivalents accounting for $78.1 million of the decrease primarily due to cash spent on operating activities of $97.7 million. The lease right-of-use assets and intangibles accounted for $3.9 million and $84.4 million of the decrease, respectively, primarily due to the depreciation and amortization taken during the period. There was also a decrease in goodwill of $1.4 million due to foreign currency differences on translation of foreign operations. The decrease in total assets was offset by an increase in trade and other receivables of $7.4 million which is primarily due to growing trade receivables, and an increase in merchant cash advances of $44.7 million. In addition, the decrease in total assets was offset by an increase in inventory of $3.7 million mainly to ensure that we have sufficient inventory to service our customers who sign up for Lightspeed Payments, an increase in other short term and long term assets of $5.8 million and $11.3 million, respectively, primarily related to an increase in commission and contract assets and an increase in property and equipment of $1.0 million. Fiscal 2023 Compared to Fiscal 2022 Total assets decreased by $951.2 million or 26% from Fiscal 2022 to Fiscal 2023 with cash and cash equivalents accounting for $153.5 million of the decrease primarily due to the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million and cash spent on operating activities of $125.3 million. Goodwill decreased by $753.7 million due to a non-cash impairment charge of $748.7 million and a $5.0 million decrease due to foreign currency differences on translation of foreign operations. The lease right-of-use assets and intangibles accounted for $4.6 million and $98.1 million of the decrease, respectively, primarily due to the depreciation and amortization taken during the period. The decrease in total assets was offset by an increase in trade and other receivables of $15.4 million which is primarily due to growing trade receivables in addition to higher research and development tax credits receivables and accrued interest and an increase in merchant cash advances of $23.2 million. In addition, the decrease in total assets was offset by an increase in other short term and long term assets of $1.5 million and $10.1 million, respectively, primarily related to an increase in commission and contract assets and a long-term investment of $1.5 million in an entity supporting local businesses, an increase in property and equipment of $3.0 million and an increase in inventory of $5.3 million. Total Liabilities Fiscal 2024 Compared to Fiscal 2023 Total liabilities decreased by $8.5 million or 5% from Fiscal 2023 to Fiscal 2024 driven by a decrease in current liabilities of $5.8 million and a decrease in long-term liabilities of $2.7 million. The main drivers of the decrease in current liabilities were a decrease in income taxes payable of $5.2 million, a decrease in trade payables of $3.5 million, a decrease in acquisition-related payables of $0.3 million, and a decrease in deferred revenue of $0.8 million, offset by an increase in accrued compensation and benefits of $1.1 million, an increase in other payables of $0.7 million, an increase in lease liabilities of $0.3 million, an increase in sales tax payable of $1.3 million, and an increase in accrued payroll taxes on share-based compensation of $0.5 million. The main (27)

driver of the decrease in long-term liabilities was a decrease in lease liabilities of $2.3 million and a decrease in deferred revenue of $0.4 million.

*Fiscal 2023 Compared to Fiscal 2022*

Total liabilities decreased by $49.4 million or 22% from Fiscal 2022 to Fiscal 2023 driven by a decrease in current liabilities of $7.4 million and a decrease in long-term liabilities of $42.0 million. The main drivers of the decrease in current liabilities were a decrease in accrued compensation and benefits of $2.7 million, a decrease in lease liabilities of $1.0 million, a decrease in trade payables of $2.3 million and a decrease in acquisition-related payables of $5.2 million offset by an increase in deferred revenue of $2.9 million. The main drivers of the decrease in long-term liabilities were the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million, a decrease in lease liabilities of $4.5 million and a decrease of $6.8 million in deferred tax liabilities.

## Quarterly Results of Operations

The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2024. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

| (In thousands of US dollars, except per share amounts) | Three months ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Jun. 30, 2022 | Sept. 30, 2022 | Dec. 31, 2022 | Mar. 31, 2023 | Jun. 30, 2023 | Sept. 30, 2023 | Dec. 31, 2023 | Mar. 31, 2024 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **Revenues** | 173,882 | 183,699 | 188,697 | 184,228 | 209,086 | 230,273 | 239,695 | 230,216 |
| **Direct cost of revenues** | 96,357 | 102,230 | 102,691 | 97,267 | 121,181 | 134,105 | 138,218 | 130,516 |
| **Gross profit** | 77,525 | 81,469 | 86,006 | 86,961 | 87,905 | 96,168 | 101,477 | 99,700 |
| **Operating expenses** | | | | | | | | |
| General and administrative | 30,239 | 25,132 | 28,429 | 22,139 | 24,944 | 26,324 | 29,934 | 22,540 |
| Research and development | 35,636 | 36,596 | 37,405 | 30,805 | 34,035 | 33,081 | 34,675 | 27,625 |
| Sales and marketing | 68,645 | 64,337 | 60,505 | 56,884 | 55,288 | 60,290 | 60,908 | 57,804 |
| Depreciation of property and equipment | 1,221 | 1,188 | 1,327 | 1,735 | 1,457 | 1,493 | 1,894 | 1,790 |
| Depreciation of right-of-use assets | 2,047 | 2,063 | 2,109 | 2,025 | 2,230 | 1,647 | 1,651 | 2,418 |
| Foreign exchange loss (gain) | 443 | 29 | (968) | 297 | 671 | 689 | (979) | 501 |
| Acquisition-related compensation | 17,103 | 12,653 | 6,290 | 5,746 | 2,545 | 560 | — | — |
| Amortization of intangible assets | 25,876 | 25,684 | 25,366 | 24,620 | 24,505 | 23,990 | 23,671 | 22,882 |
| Restructuring | 1,207 | 603 | 1,324 | 25,549 | 472 | 80 | 1,232 | 5,422 |
| Goodwill impairment | — | — | 748,712 | — | — | — | — | — |
| **Total operating expenses** | 182,417 | 168,285 | 910,499 | 169,800 | 146,147 | 148,154 | 152,986 | 140,982 |
| **Operating loss** | (104,892) | (86,816) | (824,493) | (82,839) | (58,242) | (51,986) | (51,509) | (41,282) |
| Net interest income | 2,007 | 4,851 | 8,300 | 9,654 | 10,362 | 10,746 | 10,899 | 10,524 |
| **Loss before income taxes** | (102,885) | (81,965) | (816,193) | (73,185) | (47,880) | (41,240) | (40,610) | (30,758) |
| **Income tax expense (recovery)** | | | | | | | | |
| Current | 264 | 516 | 38 | 1,651 | 1,215 | 755 | 149 | 1,680 |
| Deferred | (2,353) | (2,538) | (1,429) | (368) | (392) | 497 | (530) | 102 |
| **Total income tax expense (recovery)** | (2,089) | (2,022) | (1,391) | 1,283 | 823 | 1,252 | (381) | 1,782 |
| **Net loss** | (100,796) | (79,943) | (814,802) | (74,468) | (48,703) | (42,492) | (40,229) | (32,540) |
| **Net loss per share – basic and diluted** | (0.68) | (0.53) | (5.39) | (0.49) | (0.32) | (0.28) | (0.26) | (0.21) |

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Revenues Our total quarterly revenue increased successively for all periods presented (except for the three month periods ended March 31, 2023 and March 31, 2024) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month periods ended March 31, 2023 and March 31, 2024 was primarily due to the impact of seasonality on our revenues as a result of the increased adoption of our payments solutions, and transaction-based revenues comprising an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for transaction-based revenue due to the holiday season, while the three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2023 and March 31, 2024 compared to the three months ended December 31, 2022 and December 31, 2023. Direct Cost of Revenues Our total direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2023 and March 31, 2024). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2023 and March 31, 2024 is aligned with the decrease in revenues within the periods due to the impact of seasonality. The decrease in direct cost of revenues for the three months ended March 31, 2023 includes a decrease in share-based compensation and savings in salary and other employee-related costs as a result of the restructuring carried out in the three months ended March 31, 2023. Gross Profit Our total quarterly gross profit increased successively from the three months ended June 30, 2022 to the three months ended December 31, 2023 primarily due to an increase in the number of customers using our flagship products and payments solutions, particularly high GTV customers. The decrease in total quarterly gross profit for the three months ended March 31, 2024 is primarily due to the impact of seasonality on our revenues. Although our gross profit has declined as a percentage of revenue due to more customers adopting our payments solutions, which solutions carry higher direct costs than our software solutions, the average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics. We expect this gross profit as a percentage of revenue trend to continue in future periods, and to be partially offset by the increase in revenue from our merchant cash program, which revenue stream carries a significantly higher margin. Operating Expenses Our total operating expenses decreased from the three months ended June 30, 2022 to the three months ended September 30, 2022 mainly due to lower share-based compensation and lower acquisition-related compensation. The increase in operating expenses in the three months ended December 31, 2022 was due to the goodwill impairment charge of $748.7 million in that quarter. The three months ended March 31, 2023 saw a decrease in share-based compensation and salary costs due to the restructuring we executed during that quarter offset by severance and other restructuring charges, which contributed to a decrease in operating expenses in the three months ended June 30, 2023. The increase in operating expenses in the three months ended September 30, 2023 was mainly due to an increase in sales and marketing expenses which mostly consisted of higher share-based compensation from a forfeiture of awards in the prior period. The increase in operating expenses in the three months ended December 31, 2023 was mainly due to higher provisions and other costs incurred in respect of certain litigation matters as well as an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and which bad debt expense has increased given the growth in our revenue and our merchant cash advance program. The decrease in operating expenses in the three months ended March 31, 2024 was mainly due to lower share-based compensation and related payroll taxes primarily due to the forfeiture of awards of certain executive officers during the period. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends. See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. (29)

Liquidity and Capital Resources Overview The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements. Working Capital Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program and acquisitions we may execute. Working capital surplus as at March 31, 2024 was $773.2 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives. Base Shelf Prospectus In May 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25- month period that the Base Prospectus is effective. Normal Course Issuer Bid Our board of directors and the Toronto Stock Exchange ("TSX") approved a normal-course issuer bid ("NCIB") for us to purchase at our discretion for cancellation up to 9,722,677 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any subordinate voting share purchased under the NCIB will be cancelled. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 subordinate voting shares representing 25% of the average daily trading volume of 660,709 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024. In connection with the NCIB, we also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares at times when we would ordinarily not be permitted to purchase its subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, we may, but are not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by us, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. We did not repurchase any of its subordinate voting shares under a normal course issuer bid in Fiscal 2024 and Fiscal 2023. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com. We believe that the purchase of our subordinate voting shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business. (30)

Cash Flows The following table presents cash and cash equivalents as at March 31, 2024 and 2023, and cash flows from or used in operating, investing, and financing activities for the three months and the fiscal years ended March 31, 2024 and 2023: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars) 2024 2023 2024 2023 $ $ $ $ Cash and cash equivalents 722,102 800,154 722,102 800,154 Cash flows from (used in): Operating activities (28,536) (41,587) (97,667) (125,284) Investing activities 4,104 5,953 25,950 8,817 Financing activities (2,347) (2,376) (6,226) (35,411) Effect of foreign exchange on cash and cash equivalents (526) 46 (109) (1,622) Net decrease in cash and cash equivalents (27,305) (37,964) (78,052) (153,500) Cash Flows used in Operating Activities Cash flows used in operating activities for the three months ended March 31, 2024 were $28.5 million compared to $41.6 million for the three months ended March 31, 2023. For the three months ended March 31, 2024, Adjusted Cash Flows Used in Operating Activities3 were $21.5 million compared to $26.9 million for the three months ended March 31, 2023. This $5.4 million decrease includes working capital movements such as timing differences related to current receivables and payables, and was offset by an increase in cash used for merchant cash advances of $5.3 million. Cash flows used in operating activities for Fiscal 2024 were $97.7 million compared to $125.3 million for Fiscal 2023. For Fiscal 2024, Adjusted Cash Flows Used in Operating Activities3 were $93.9 million compared to $96.0 million for Fiscal 2023. This $2.1 million decrease includes working capital movements and timing differences related to current receivables and payables, and was offset by an increase in cash used for merchant cash advances of $30.0 million. Cash Flows from Investing Activities Cash flows from investing activities for the three months ended March 31, 2024 were $4.1 million compared to $6.0 million for the three months ended March 31, 2023. The movement in cash flows from investing activities was primarily due to an increase of $1.4 million in cash outflows associated with capitalized internal development costs and an increase of $1.3 million in cash outflows associated with additions to property and equipment offset by an increase of $0.6 million in interest income received. Cash flows from investing activities for Fiscal 2024 were $26.0 million compared to $8.8 million for Fiscal 2023. The movement in cash flows from investing activities was primarily due to an increase of $20.7 million in interest income received, a decrease in cash outflows associated with the purchase of investments of $1.5 million and a decrease in cash outflows associated with additions to property and equipment of $1.7 million, offset by an increase of $6.8 million in cash outflows associated with capitalized internal development costs. Cash Flows used in Financing Activities Cash flows used in financing activities for the three months ended March 31, 2024 were $2.3 million compared to $2.4 million in the three months ended March 31, 2023. The movement in cash flows used in financing activities was mainly due to a decrease of $0.3 million in cash outflows associated with financing costs and a decrease of $0.1 million in cash outflows associated with lease liabilities and movement in restricted lease deposits offset by a decrease of $0.4 million in cash inflows associated with the exercise of stock options under our equity incentive plans. Cash flows used in financing activities for Fiscal 2024 were $6.2 million compared to $35.4 million in Fiscal 2023. The movement in cash flows relating to financing activities was mainly due to the repayment of the $30.0 million balance outstanding (31) 3 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"

under the stand-by acquisition term loan in July 2022, a decrease of $0.6 million in cash outflows associated with lease liabilities and movement in restricted lease deposits, and a decrease of $1.0 million in cash outflows associated with financing costs, offset by a decrease of $2.6 million in proceeds from the exercise of stock options under our equity incentive plans.

We believe that our current cash balance, available financing, cash flows from operations and credit available under our credit facility are adequate for the Company's future operating cash needs.

### *Contractual Obligations*

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2024:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| **(In thousands of US dollars)** | **< 1 Year** | **1 to 3 Years** | **4 to 5 Years** | **>5 Years** | **Total** |
| Accounts payable and accrued liabilities | 68,679 | — | — | — | 68,679 |
| Other long-term liabilities | — | 967 | — | — | 967 |
| Lease obligations[(1)] | 10,151 | 13,583 | 8,926 | 3,578 | 36,238 |
| Material unconditional purchase obligations[(2)] | 36,543 | 43,988 | 23,683 | — | 104,214 |
| **Total contractual obligations** | 115,373 | 58,538 | 32,609 | 3,578 | 210,098 |

(1) Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and six years. See note 13 to the audited annual consolidated financial statements for further details regarding leases.

(2) We are subject to non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.

## Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims.

## Recent Developments

Subsequent to the end of the fiscal year, we announced a reorganization to streamline our operating model while continuing to focus on profitable growth. The reorganization includes the reduction of approximately 280 roles. The reorganization is expected to result in an incremental restructuring cash charge of over $8.0 million, primarily consisting of severance payments, employee benefits and related costs. We expect to incur these charges primarily in the three months ended June 30, 2024. The assessment of the restructuring amount and the accounting for this reorganization has not yet been finalized.

## Related Party Transactions

We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.

The executive compensation expense for the top five key management personnel is as follows for Fiscal 2024 and Fiscal 2023:

| | Fiscal year ended March 31, | |
|---|---|---|
| **(In thousands of US dollars)** | **2024** | **2023** |
| | **$** | **$** |
| Short-term employee benefits and termination benefits | 4,374 | 3,242 |
| Share-based payments | 11,778 | 20,331 |
| **Total compensation paid to key management personnel** | 16,152 | 23,573 |

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Financial Instruments and Other Instruments Fair Value The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for Fiscal 2024 include an average repayment period of 7 months, an average discount rate of 15% and amounts deemed uncollectible, which includes write offs, of $6,021. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods. Transaction-based revenue for Fiscal 2024 includes $17.2 million from merchant cash advances related to fees collected incorporating fair value movements ($8.2 million for Fiscal 2023) and general & administrative expenses for Fiscal 2024 include $6.0 million from merchant cash advances deemed uncollectible ($0.8 million for Fiscal 2023). Credit and Concentration Risk Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk. Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security. Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts. We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward- looking factors specific to the debtors and the economic environment. In Fiscal 2024, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk. Liquidity Risk We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $722.1 million of cash and cash equivalents as well as a credit facility available as at March 31, 2024, demonstrating our liquidity and ability to pay financial liabilities as they become due. Foreign Exchange Risk We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar, and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $95.6 million CAD as at March 31, 2024 (March 31, 2023 - $109.2 million CAD). The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars: (33)

| 2024 | CAD<br>$ | EUR<br>$ | AUD<br>$ | GBP<br>$ | NZD<br>$ | Other<br>$ | Total<br>$ |
|---|---|---|---|---|---|---|---|
| Cash and cash equivalents and restricted cash | 3,039 | 4,446 | 1,375 | 1,638 | 2,088 | 924 | 13,510 |
| Trade and other receivables | 13,769 | 4,823 | 1,403 | 1,841 | 769 | 914 | 23,519 |
| Merchant cash advances | 10,252 | 5,734 | 6,958 | 5,620 | 621 | — | 29,185 |
| Accounts payable and accrued liabilities | (12,952) | (9,747) | (3,454) | (2,208) | (2,299) | (3,258) | (33,918) |
| Other long-term liabilities | (275) | (224) | (67) | (174) | — | (41) | (781) |
| Lease liabilities | (10,154) | (2,971) | (1,484) | (3,033) | (1,456) | (948) | (20,046) |
| **Net financial position exposure** | 3,679 | 2,061 | 4,731 | 3,684 | (277) | (2,409) | 11,469 |

### *Interest Rate Risk*

Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.

### *Share Price Risk*

Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.

### *Inflation Risk*

We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation continues to increase, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.

## Critical Accounting Policies and Estimates

The preparation of our audited annual consolidated financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported in the audited annual consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management's best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.

### *Revenue Recognition*

The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of

(34)

consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of Non-financial Assets Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and allocation of goodwill, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. During the three months ended December 31, 2023, an annual impairment test of goodwill was performed on our Segment which is the level at which management monitors goodwill. The annual impairment test of goodwill as at December 31, 2023 was performed using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2024, which triggered an impairment test to be performed for the Segment which is the level at which management monitors goodwill. We reassessed as at March 31, 2024 the key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 16 of our audited annual consolidated financial statements. Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-Based Compensation We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield. Provisions We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the (35)

financial position and operating results of the Company. For additional information, see note 24 of the audited annual consolidated financial statements for Fiscal 2024. Internally Generated Intangible Assets We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. New Accounting Pronouncements From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date. New and amended material accounting policies adopted by the Company The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company has adopted these amendments as of April 1, 2023. There was no impact on our accounting policies or the consolidated financial statements as a result of adopting such amendments. In May 2023, the IASB also issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023. We have applied these amendments and updated our disclosures in the audited annual consolidated financial statements. There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2023 that had a material impact on our accounting policies or the consolidated financial statements. New and amended material accounting policies issued not yet effective At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. We do not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods. The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. We are currently evaluating the impact of this standard on its consolidated financial statements. (36)

Outstanding Share Information Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 153,561,000 subordinate voting shares and no preferred shares were issued and outstanding as of May 14, 2024. As of May 14, 2024, there were 235,425 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 235,425 were vested as of such date), 9,352,000 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 4,219,777 were vested as of such date). Each such option is or will become exercisable for one subordinate voting share. As of May 14, 2024, there were 10,855 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 10,855 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one subordinate voting share. As of May 14, 2024, there were 131,713 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 14, 2024, there were 5,774,388 RSUs outstanding under the Company’s Omnibus Plan (of which 1,744,042 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. Disclosure Controls and Procedures and Internal Control Over Financial Reporting Disclosure Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2024 were effective. Management's Annual Report on Internal Control over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2024. (37)

Attestation Report of the Independent Registered Public Accounting Firm The effectiveness of the Company's internal control over financial reporting as at March 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2024. Changes in Internal Control over Financial Reporting During the year ended March 31, 2024, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Limitations of Controls and Procedures Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. (38)

Lightspeed Commerce Inc. Consolidated Financial Statements March 31, 2024 and 2023 (expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2024. The effectiveness of the Company's internal control over financial reporting as at March 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein. May 16, 2024 /s/ Dax Dasilva Dax Dasilva Chief Executive Officer /s/ Asha Hotchandani Bakshani Asha Hotchandani Bakshani Chief Financial Officer 2

PricewaterhouseCoopers LLP 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed Commerce Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (together, the Company) as of March 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Revenue Recognition - Principal versus Agent Considerations for payment processing services As described in Notes 3, 4 and 5 to the consolidated financial statements, transaction-based revenue amounted to $545 million for the year ended March 31, 2024 of which a significant portion relates to payment processing services. In accounting for the payment processing services and for determining whether revenue should be recognized based on the gross amount billed to a customer or the net amount retained, where another party contributes to providing the specified service to a customer; management follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, when the Company is the principal in the arrangement with the customer. The Company is the principal in the arrangement when it controls the specified service before that service is transferred to the customer. To determine if the Company controls the specified service before that service is transferred to the customer, management considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the specified service, whether the Company has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified service. If the Company does not control the specified service, the Company is an agent in the arrangement with the customer and recognizes transaction-based revenue at the net amount. To assess whether management controls the specified service, management considers among other things whether the Company (i) performs additional services which are integrated with the payment processing services prior to delivering the services to the customer, (ii) bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer, and (iii) has full discretion in establishing prices for the payment processing services. The principal considerations for our determination that performing procedures relating to Revenue Recognition – Principal versus Agent Considerations for payment processing services is a critical audit matter are (a) that there was significant judgment applied by management in assessing whether the Company (i) is primarily responsible for fulfilling the promise to provide the specified service, (ii) has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and (iii) has discretion in establishing the price for the specified service and (b) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s determination as to whether the Company had promised to provide the specified service as principal or as an agent. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination as to whether the Company had promised to provide the service as principal or as an agent. These procedures also included, among others, testing the reasonableness of management’s determination as to whether the Company provides the payment processing services as principal or as an agent in the arrangement with the customer, which included assessing whether the Company had control of the specified service before the service was transferred to a customer. This assessment was performed by considering (i) the contractual terms with customers and agreements with service providers on a sample basis, with respect to whether the Company is primarily responsible for fulfilling the promise to provide the service, bears the inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and has discretion in establishing the price for the service and (ii) whether the conclusions reached by management were consistent with evidence obtained in other areas of the audit.

Goodwill impairment assessment As described in Notes 3, 4 and 16 to the consolidated financial statements, the carrying amount of the Company’s goodwill balance is $1,349 million as of March 31, 2024. Management reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount at the Company’s operating segment level (Segment), which is the level at which management monitors goodwill. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. Management completed its annual impairment test of goodwill as of December 31, 2023 using a fair value less costs of disposal method and no impairment was recorded as a result of the impairment test. The recoverable amount of the Company’s Segment was estimated using an income approach, more specifically, a discounted cash flow model. Key assumptions used by management in the discounted cash flow model included revenue growth rate, terminal value multiple and discount rate. The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the judgment by management when determining the recoverable amount of the Company’s Segment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to revenue growth rate, terminal value multiple, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s Segment. These procedures also included, among others (i) testing management’s process for determining the recoverable amount; (ii) evaluating the appropriateness of the fair value less costs of disposal method; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the key assumptions used by management related to the revenue growth rate, terminal value multiple, and the discount rate. Evaluating management’s key assumption related to the revenue growth rate involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the Company’s Segment; (ii) the consistency with external market and industry data; and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and in assessing the reasonableness of key assumptions related to the terminal value multiple and the discount rate.

/s/ PricewaterhouseCoopers LLP Montréal, Canada May 16, 2024 We have served as the Company’s auditor since 2015.

Lightspeed Commerce Inc. Consolidated Balance Sheets As at March 31, 2024 and 2023 (expressed in thousands of US dollars) Notes 2024 2023 Assets $ $ Current assets Cash and cash equivalents 27 722,102 800,154 Trade and other receivables 11, 27 62,284 54,842 Merchant cash advances 27 74,236 29,492 Inventories 6 16,492 12,839 Other current assets 12 42,786 37,005 Total current assets 917,900 934,332 Lease right-of-use assets, net 13 17,075 20,973 Property and equipment, net 14 20,496 19,491 Intangible assets, net 15 227,031 311,450 Goodwill 16 1,349,235 1,350,645 Other long-term assets 17 42,865 31,540 Deferred tax assets 22 552 301 Total assets 2,575,154 2,668,732 Liabilities and Shareholders’ Equity Current liabilities Accounts payable and accrued liabilities 18, 27 68,679 68,827 Lease liabilities 13 6,942 6,617 Income taxes payable 22 1,709 6,919 Deferred revenue 5 67,336 68,094 Total current liabilities 144,666 150,457 Deferred revenue 5 851 1,226 Lease liabilities 13 16,269 18,574 Other long-term liabilities 967 1,026 Total liabilities 162,753 171,283 Shareholders’ equity Share capital 20 4,362,691 4,298,683 Additional paid-in capital 25 213,918 198,022 Accumulated other comprehensive loss 21, 27 (4,045) (3,057) Accumulated deficit (2,160,163) (1,996,199) Total shareholders’ equity 2,412,401 2,497,449 Total liabilities and shareholders’ equity 2,575,154 2,668,732 Commitments and contingencies 23, 24 Approved by the Board of Directors /s/ Paul McFeeters Director /s/ Dax Dasilva Director The accompanying notes are an integral part of these consolidated financial statements. 8

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except per share amounts) Notes 2024 2023 $ $ Revenues 5 909,270 730,506 Direct cost of revenues 6, 8 524,020 398,545 Gross profit 385,250 331,961 Operating expenses General and administrative 8 103,742 105,939 Research and development 8 129,416 140,442 Sales and marketing 8 234,290 250,371 Depreciation of property and equipment 14 6,634 5,471 Depreciation of right-of-use assets 13 7,946 8,244 Foreign exchange loss (gain) 882 (199) Acquisition-related compensation 3,105 41,792 Amortization of intangible assets 15 95,048 101,546 Restructuring 8, 24 7,206 28,683 Goodwill impairment 16 — 748,712 Total operating expenses 588,269 1,431,001 Operating loss (203,019) (1,099,040) Net interest income 9 42,531 24,812 Loss before income taxes (160,488) (1,074,228) Income tax expense (recovery) 22 Current 3,799 2,469 Deferred (323) (6,688) Total income tax expense (recovery) 3,476 (4,219) Net loss (163,964) (1,070,009) Other comprehensive income (loss) 21, 27 Items that may be reclassified to net loss Foreign currency differences on translation of foreign operations (1,302) (5,586) Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax 314 (148) Total other comprehensive loss (988) (5,734) Total comprehensive loss (164,952) (1,075,743) Net loss per share – basic and diluted 10 (1.07) (7.11) The accompanying notes are an integral part of these consolidated financial statements. 9

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars) 2024 2023 $ $ Cash flows from (used in) operating activities Net loss (163,964) (1,070,009) Items not affecting cash and cash equivalents Share-based acquisition-related compensation 2,953 40,219 Amortization of intangible assets 95,048 101,546 Depreciation of property and equipment and lease right-of-use assets 14,580 13,715 Deferred income taxes (323) (6,688) Share-based compensation expense 74,913 129,167 Unrealized foreign exchange loss (gain) (116) 100 Goodwill impairment — 748,712 (Increase)/decrease in operating assets and increase/(decrease) in operating liabilities Trade and other receivables (7,566) (11,967) Merchant cash advances (44,744) (23,192) Inventories (3,653) (5,299) Other assets (15,759) (9,986) Accounts payable and accrued liabilities (194) (9,015) Income taxes payable (5,210) 201 Deferred revenue (1,133) 2,005 Other long-term liabilities 32 19 Net interest income (42,531) (24,812) Total operating activities (97,667) (125,284) Cash flows from (used in) investing activities Additions to property and equipment (7,506) (9,227) Additions to intangible assets (10,678) (3,894) Purchase of investments — (1,519) Interest income 44,134 23,457 Total investing activities 25,950 8,817 Cash flows from (used in) financing activities Proceeds from exercise of stock options 2,144 4,710 Share issuance costs (106) (193) Repayment of long-term debt — (30,000) Payment of lease liabilities and movement in restricted lease deposits (8,227) (8,870) Financing costs (37) (1,058) Total financing activities (6,226) (35,411) Effect of foreign exchange rate changes on cash and cash equivalents (109) (1,622) Net decrease in cash and cash equivalents during the year (78,052) (153,500) Cash and cash equivalents – Beginning of year 800,154 953,654 Cash and cash equivalents – End of year 722,102 800,154 Interest paid to financial institutions — 375 Income taxes paid 7,622 1,154 The accompanying notes are an integral part of these consolidated financial statements. 10

# Lightspeed Commerce Inc.

Consolidated Statements of Changes in Shareholders' Equity

**For the years ended March 31, 2024 and 2023**

(expressed in thousands of US dollars, except number of shares)

| | Notes | Issued and Outstanding Shares | | | | | |
|---|---|---|---|---|---|---|---|
| | | **Number of shares** | **Amount** | **Additional paid-in capital** | **Accumulated other comprehensive income (loss)** | **Accumulated deficit** | **Total** |
| | | | **$** | **$** | **$** | **$** | **$** |
| **Balance as at March 31, 2022** | | 148,661,312 | 4,199,025 | 123,777 | 2,677 | (926,190) | 3,399,289 |
| Net loss | | — | — | — | — | (1,070,009) | (1,070,009) |
| Share issuance costs | 20 | — | (193) | — | — | — | (193) |
| Exercise of stock options and settlement of share awards | 25 | 2,224,787 | 59,632 | (54,922) | — | — | 4,710 |
| Share-based compensation | 25 | — | — | 129,167 | — | — | 129,167 |
| Share-based acquisition-related compensation | | 284,206 | 40,219 | — | — | — | 40,219 |
| Other comprehensive loss | 21, 27 | — | — | — | (5,734) | — | (5,734) |
| **Balance as at March 31, 2023** | | 151,170,305 | 4,298,683 | 198,022 | (3,057) | (1,996,199) | 2,497,449 |
| Net loss | | — | — | — | — | (163,964) | (163,964) |
| Share issuance costs | 20 | — | (106) | — | — | — | (106) |
| Exercise of stock options and settlement of share awards | 25 | 2,151,372 | 61,161 | (59,017) | — | — | 2,144 |
| Share-based compensation | 25 | — | — | 74,913 | — | — | 74,913 |
| Share-based acquisition-related compensation | | 225,939 | 2,953 | — | — | — | 2,953 |
| Other comprehensive loss | 21, 27 | — | — | — | (988) | — | (988) |
| **Balance as at March 31, 2024** | | 153,547,616 | 4,362,691 | 213,918 | (4,045) | (2,160,163) | 2,412,401 |

The accompanying notes are an integral part of these consolidated financial statements.

11

1. Organization and nature of operations Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD". 2. Basis of presentation and consolidation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and were approved for issue by the Board of Directors (the "Board") of the Company on May 16, 2024. The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous year. The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries including, but not limited to: Lightspeed Netherlands B.V, Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed Commerce USA Inc., Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases. 3. Material accounting policies Revenue recognition The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. Other sources of revenue for the Company include payment residuals, merchant cash advances, professional services and sales of hardware as described below. For revenue streams that involve another party that contributes to providing a specified good or service to a customer, the Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. The Company is the principal in the arrangement and recognizes revenue at the gross amount billed to a customer when it controls the specified good or service before that good or service is transferred to the customer. To determine if the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 12

Company controls the specified good or service before that good or service is transferred to the customer, the Company considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the specified good or service, whether the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified good or service. If the Company does not control the specified good or service, the Company is an agent in the arrangement with the customer and recognizes revenue at the net amount retained. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions, the hardware and the implementation services. Payment processing services, payment residuals and merchant cash advances were also considered to be distinct performance obligations. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company has in the past and may in the future modify its pricing practices as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price. The Company generally receives payment from its customers on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 to 30 days of the invoice date. Sales taxes collected from customers and remitted to government authorities are excluded from revenue. Subscription revenue Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality offerings, for the Company's eCommerce offering, and B2B offering. In addition to the core subscriptions outlined above, customers can purchase add-on services. Subscriptions include maintenance, support and access to unspecified upgrades. The Company recognizes revenue for its software subscriptions, including add-on services, ratably over the term of the contract commencing on the date the services are made available to customers. Transaction-based revenue The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. These revenues are Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 13 recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party is recognized. The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, and is then reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each reporting period. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company records as direct costs of revenue the processing and other fees with third-party platforms which are directly related to providing the MCA program to customers. Hardware and other revenue For retail and hospitality customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems, setting up their eCommerce store or installing their hardware, the Company provides professional services customized to the customer. Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it. Most professional services are sold on a time-and-materials basis. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer. Commission assets The Company records costs for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract as assets ("commission assets") if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 14

Contract assets The Company records contract assets when the Company has provided goods and services to customers at the inception of the contract, but the right to related consideration for this performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to the hardware solutions and are recovered over the expected contract term which takes into consideration the enforceable rights of the Company. Contract assets are subsequently amortized against revenue. Deferred revenue Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed. Cash and cash equivalents Cash comprises cash on deposit at banks. The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents. Restricted cash and restricted deposits The Company can be required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction. Inventories Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates, if any, are reflected in the determination of cost of revenues. The amount of any write-down of inventories to net realizable value, and all losses on inventories, if any, are recognized as an expense in the year during which the impairment or loss occurs. Property and equipment Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases. Intangible assets Acquired identifiable intangible assets Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are amortized over three to five years and customer relationships acquired through business combinations are amortized over three to six years. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 15

Internally generated intangible assets For internally generated intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above until the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Where no internally-generated intangible asset can be recognized, internal development costs are recognized as research and development expense in the period in which they are incurred. Subsequent to initial recognition, internally-generated intangible assets are reported at cost, less accumulated amortization and impairment losses, on the same basis as acquired identifiable intangible assets. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. Impairment of long-lived assets The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit ("CGU") may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or CGUs. Goodwill and impairment of goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is tested at the Company's operating segment level (the "Segment"), which is the level at which management monitors goodwill. The Company reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 16 discusses the method and assumptions used for impairment testing. Government assistance and research and development tax credits Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. Government assistance relating to an expense item is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize. The Company’s research and development tax credits consist primarily of tax credits for the development of e-business and tax credits for non-refundable research and development. The Company recognizes research and development tax credits as a reduction of research and development and other related expenditures. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 16

Income taxes Current tax The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax amounts Current and deferred tax amounts are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in accumulated deficit), in which case the tax is also recognized outside of net loss. Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. Restructuring expense also includes other expenses that directly arise from the restructuring, are necessarily entailed by the restructuring and not associated with the ongoing activities of the Company. If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 17 provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate. Short-term leases and leases of low-value assets The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities. Equity incentive plans The Company records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is generally estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital. The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical- calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available. The risk- free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates. The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable. If the vesting date of certain stock options or share awards is accelerated as part of a restructuring, the expense directly related to the acceleration of the stock options or share awards is recognized as a component of restructuring. Segment information The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 18

Financial instruments Financial assets Initial recognition and measurement The Company’s financial assets comprise cash and cash equivalents, restricted cash and restricted deposits, trade and other receivables, merchant cash advances, foreign exchange forward contracts, investments and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period. Subsequent measurement Cash and cash equivalents, restricted cash and restricted deposits, merchant cash advances, foreign exchange forward contracts and investments are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade receivables, refer to the Impairment of financial assets section below. Derecognition Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery. Financial liabilities Initial recognition and measurement The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and foreign exchange forward contracts. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 19

Subsequent measurement After initial recognition, financial liabilities, excluding foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Derecognition Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized. Foreign exchange forward contracts The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge. Foreign currency translation The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss. The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss). For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 20

New accounting pronouncements New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date. New and amended material accounting policies adopted by the Company The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company has adopted these amendments as of April 1, 2023. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. In May 2023, the IASB also issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023. The Company has applied these amendments and updated its disclosures in the consolidated financial statements. See note 22 for additional information. There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2023 that had a material impact on the Company's accounting policies or the consolidated financial statements. New and amended material accounting policies issued but not yet effective At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. The Company does not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods. The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 21

4. Significant accounting estimates and assumptions Use of estimates The preparation of the consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions include: Revenue recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 16 for additional information on the assumptions used. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Recoverability of deferred tax assets and current and deferred income taxes and tax credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 22

Share-based compensation The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate, and dividend yield. Refer to note 25 for additional information on the assumptions used. Provisions The Company is involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from the Company's estimates and could adversely affect the financial position and operating results of the Company. Internally generated intangible assets The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. 5. Revenues The disaggregation of the Company’s revenue was as follows: 2024 2023 $ $ Subscription revenue 322,000 298,763 Transaction-based revenue 545,470 399,552 Hardware and other revenue 41,800 32,191 Total revenues 909,270 730,506 Transaction-based revenue includes $17,158 of revenue from merchant cash advances for the fiscal year ended March 31, 2024 (2023 – $8,196). The Company discloses revenue by geographic area in note 29. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 23

Commission assets 2024 2023 $ $ Balance - Beginning of fiscal year 27,307 18,563 Additions 21,291 20,998 Amortization (within sales and marketing expenses) (15,628) (12,254) Balance - End of fiscal year 32,970 27,307 Contract assets 2024 2023 $ $ Balance - Beginning of fiscal year 19,536 9,730 Additions 20,562 13,930 Amortization (within subscription and transaction-based revenue) (7,891) (4,124) Balance - End of fiscal year 32,207 19,536 Contract liabilities Revenue recognized that was included in the deferred revenue balance at the beginning of the fiscal years ended March 31, 2024 and 2023 is $68,094 and $65,194, respectively. 6. Direct cost of revenues 2024 2023 $ $ Subscription cost of revenue 77,585 80,064 Transaction-based cost of revenue 390,522 271,035 Hardware and other cost of revenue 55,913 47,446 Total direct cost of revenues 524,020 398,545 Inventories expensed during the fiscal year ended March 31, 2024 in direct cost of revenues amount to $45,470 (2023 – $37,560). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 24

7. Government assistance Government assistance recognized as a reduction of expenses is as follows: 2024 2023 $ $ Direct cost of revenues 291 653 General and administrative 674 681 Research and development 2,796 3,006 Sales and marketing 130 142 Total government assistance 3,891 4,482 Government assistance includes research and development tax credits, grants, and other incentives. 8. Employee compensation The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes, excluding government assistance and acquisition-related compensation, for the fiscal year ended March 31, 2024, was $346,631 (2023 - $396,926). The following table outlines share-based compensation and related payroll taxes included in the following expenses: 2024 2023 $ $ Direct cost of revenues 6,188 6,945 General and administrative 19,492 33,963 Research and development 25,298 35,504 Sales and marketing 22,807 47,255 Restructuring 1,995 5,637 Total share-based compensation and related payroll taxes 75,780 129,304 The amount recognized as an expense for the fiscal year ended March 31, 2024 for our defined contribution plans was $5,269 (2023 - $5,258). 9. Finance income and costs 2024 2023 $ $ Interest income 43,959 26,866 Interest expense (1,428) (2,054) Net interest income 42,531 24,812 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 25

10. Loss per share The Company has stock options and share awards as potentially-dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the fiscal years ended March 31, 2024 and 2023. All outstanding potentially dilutive shares could potentially dilute loss per share in the future. 2024 2023 Issued Common Shares 153,547,616 151,170,305 Weighted average number of Common Shares (basic and diluted) 153,765,412 150,404,130 Net loss per share – basic and diluted ($1.07) ($7.11) The weighted average number of potentially dilutive shares that are not included in the diluted net loss per share calculations because they would be anti-dilutive was 16,788,252 stock options and share awards for the fiscal year ended March 31, 2024 (2023 - 16,270,724). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable. 11. Trade and other receivables 2024 2023 $ $ Trade receivables 48,132 37,167 Allowance for expected credit losses (5,056) (4,131) Trade receivables, net 43,076 33,036 Research and development tax credits receivable 8,276 8,424 Sales tax receivable 7,106 4,862 Indemnification receivables — 4,042 Accrued interest and other 3,826 4,478 Total trade and other receivables 62,284 54,842 The indemnification receivables were for indemnities on certain liabilities assumed through our acquisitions. 12. Other current assets 2024 2023 $ $ Restricted cash and restricted deposits 1,582 1,366 Prepaid expenses and deposits 14,097 14,149 Commission asset 14,806 12,160 Contract asset and other 12,301 9,330 Total other current assets 42,786 37,005 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 26

13. Leases The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and six years. The roll-forward of lease right-of-use assets is as follows: 2024 2023 Cost $ $ Balance - Beginning of fiscal year 36,480 37,001 Additions 3,819 1,613 Modifications to and disposals of lease contracts (6,701) (1,992) Exchange differences (70) (142) Balance - End of fiscal year 33,528 36,480 Accumulated depreciation Balance - Beginning of fiscal year 15,507 11,462 Depreciation charge 7,946 8,244 Modifications to and disposals of lease contracts (6,935) (4,074) Exchange differences (65) (125) Balance - End of fiscal year 16,453 15,507 Net book value Balance - Beginning of fiscal year 20,973 25,539 Balance - End of fiscal year 17,075 20,973 Offices 16,516 20,332 Vehicles 559 641 The maturity analysis of lease liabilities as at March 31, 2024 is as follows: Fiscal Year $ 2025 6,942 2026 5,073 2027 3,676 2028 3,133 2029 2,412 2030 1,975 Total minimum payments 23,211 Expenses relating to short-term leases, including those excluded due to the election of the practical expedient allowing the Company to expense lease payments for short-term leases and leases for which the underlying asset is of low value, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $2,689 for the fiscal year ended March 31, 2024 (2023 - $2,716). The interest expense for the fiscal year ended March 31, 2024 was $1,211 (2023 - $1,075). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 27

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

## 14. Property and equipment

**2024**

| | Furniture | Equipment | Computer equipment | Leasehold improvements | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| *Cost* | | | | | |
| **As at March 31, 2023** | 2,552 | 1,400 | 9,754 | 17,518 | 31,224 |
| Additions | 1,126 | 282 | 3,257 | 2,974 | 7,639 |
| Disposals | (22) | (12) | (915) | (2) | (951) |
| **As at March 31, 2024** | 3,656 | 1,670 | 12,096 | 20,490 | 37,912 |
| *Accumulated depreciation* | | | | | |
| **As at March 31, 2023** | 1,191 | 917 | 5,204 | 4,421 | 11,733 |
| Depreciation | 532 | 250 | 2,914 | 2,938 | 6,634 |
| Disposals | (22) | (12) | (915) | (2) | (951) |
| **As at March 31, 2024** | 1,701 | 1,155 | 7,203 | 7,357 | 17,416 |
| **Net book value as at March 31, 2024** | 1,955 | 515 | 4,893 | 13,133 | 20,496 |

**2023**

| | Furniture | Equipment | Computer equipment | Leasehold improvements | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| *Cost* | | | | | |
| **As at March 31, 2022** | 2,314 | 1,975 | 9,197 | 13,552 | 27,038 |
| Additions | 1,004 | 43 | 3,281 | 4,178 | 8,506 |
| Disposals | (766) | (618) | (2,724) | (212) | (4,320) |
| **As at March 31, 2023** | 2,552 | 1,400 | 9,754 | 17,518 | 31,224 |
| *Accumulated depreciation* | | | | | |
| **As at March 31, 2022** | 1,426 | 1,342 | 5,214 | 2,600 | 10,582 |
| Depreciation | 531 | 193 | 2,714 | 2,033 | 5,471 |
| Disposals | (766) | (618) | (2,724) | (212) | (4,320) |
| **As at March 31, 2023** | 1,191 | 917 | 5,204 | 4,421 | 11,733 |
| **Net book value as at March 31, 2023** | 1,361 | 483 | 4,550 | 13,097 | 19,491 |

28

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

### 15. Intangible assets

**2024**

| | Acquired software technologies | Customer relationships | Capitalized software technologies | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| ***Cost*** | | | | |
| **As at March 31, 2023** | 212,842 | 344,187 | 4,269 | 561,298 |
| Additions | — | — | 10,516 | 10,516 |
| Exchange differences | (193) | (497) | — | (690) |
| **As at March 31, 2024** | 212,649 | 343,690 | 14,785 | 571,124 |
| ***Accumulated amortization*** | | | | |
| **As at March 31, 2023** | 109,417 | 140,431 | — | 249,848 |
| Amortization | 36,422 | 58,626 | — | 95,048 |
| Exchange differences | (193) | (610) | — | (803) |
| **As at March 31, 2024** | 145,646 | 198,447 | — | 344,093 |
| **Net book value as at March 31, 2024** | 67,003 | 145,243 | 14,785 | 227,031 |

**2023**

| | Acquired software technologies | Customer relationships | Capitalized software technologies | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| ***Cost*** | | | | |
| **As at March 31, 2022** | 213,581 | 345,956 | — | 559,537 |
| Additions | — | — | 4,269 | 4,269 |
| Exchange differences | (739) | (1,769) | — | (2,508) |
| **As at March 31, 2023** | 212,842 | 344,187 | 4,269 | 561,298 |
| ***Accumulated amortization*** | | | | |
| **As at March 31, 2022** | 67,275 | 82,694 | — | 149,969 |
| Amortization | 42,795 | 58,751 | — | 101,546 |
| Exchange differences | (653) | (1,014) | — | (1,667) |
| **As at March 31, 2023** | 109,417 | 140,431 | — | 249,848 |
| **Net book value as at March 31, 2023** | 103,425 | 203,756 | 4,269 | 311,450 |

29

16. Goodwill 2024 2023 $ $ Carrying Amount - Beginning of fiscal year 1,350,645 2,104,368 Impairment loss — (748,712) Foreign currency translation (1,410) (5,011) Carrying Amount - End of fiscal year 1,349,235 1,350,645 Impairment analysis Fiscal 2024 During the three months ended December 31, 2023, the Company's annual impairment test of goodwill was performed for the Company's Segment, as defined in note 3, which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. The Company completed its annual impairment test of goodwill as at December 31, 2023 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. Fair value less costs of disposal is a Level 3 measurement (see note 27). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment. The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2023, and the key assumption that would have been required to recover the carrying amount. Key Assumptions Value used in impairment model Breakeven value assuming all other key assumptions were held constant $ Discount Rate (%) 30% 39 % Terminal Value Multiple 2.7 1.8 Revenue Growth Rate (%) 26% 18 % Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2024, which triggered an impairment test to be performed for the Company's operating segment which is the level at which management monitors goodwill. The Company reassessed as at March 31, 2024 the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 30 key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then. Fiscal 2023 During the three months ended December 31, 2022, there were changes in macroeconomic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for the Company's Segment. The timing of this test also aligned with the Company's annual impairment test of goodwill. The Company completed an impairment test of goodwill as at December 31, 2022 using the Company's fair value less costs of disposal method. This test resulted in a non-cash impairment charge of $748,712 related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and the Company's share price decrease, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customer's sales. 17. Other long-term assets 2024 2023 $ $ Restricted cash 368 408 Prepaid expenses and deposits 3,229 3,775 Commission asset 18,164 15,147 Contract asset 21,104 10,691 Investments — 1,519 Total other-long term assets 42,865 31,540 18. Accounts payable and accrued liabilities 2024 2023 $ $ Trade payables 33,499 36,958 Accrued compensation and benefits 23,595 22,543 Accrued payroll taxes on share-based compensation 3,566 3,030 Acquisition-related payables — 331 Sales tax payable 4,893 3,556 Other 3,126 2,409 Total accounts payable and accrued liabilities 68,679 68,827 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 31

19. Credit facility The Company has credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which include a $7,500 demand revolving operating credit facility (the "Revolver"). The Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. 20. Share capital As at March 31, 2024, the Company had 153,547,616 Common Shares issued and outstanding, unlimited shares authorized (2023 – 151,170,305). The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. Common Shares The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares. Preferred Shares The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Normal Course Issuer Bid The Board and the TSX approved a normal-course issuer bid ("NCIB") for the Company to purchase at its discretion for cancellation up to 9,722,677 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any Subordinate Voting Share purchased under the NCIB will be cancelled. Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 Subordinate Voting Shares representing 25% of the average daily trading volume of 660,709 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024. In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters. The Company did not repurchase any of its Subordinate Voting Shares under an NCIB in the fiscal years ended March 31, 2024 and 2023. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 32

21. Accumulated other comprehensive income (loss) Foreign currency differences on translation of foreign operations Hedging reserve Total accumulated other comprehensive income (loss) 2024 2023 2024 2023 2024 2023 $ $ $ $ $ $ Balance - Beginning of fiscal year (2,932) 2,654 (125) 23 (3,057) 2,677 Foreign currency differences on translation of foreign operations (1,302) (5,586) — — (1,302) (5,586) Change in net unrealized gain (loss) on cash flow hedging instruments — — 382 (148) 382 (148) Deferred income tax expense — — (68) — (68) — Balance - End of fiscal year (4,234) (2,932) 189 (125) (4,045) (3,057) 22. Income taxes Income tax expense (recovery) includes the following components: 2024 2023 $ $ Current Related to current year 2,704 2,880 Related to prior years 1,095 (411) 3,799 2,469 Deferred Related to current year (317) (6,338) Related to prior years (6) (350) (323) (6,688) Total income tax expense (recovery) 3,476 (4,219) Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 33

The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax recovery computed by applying Canadian statutory rates as follows: 2024 2023 $ $ Loss before income taxes (160,488) (1,074,228) Statutory tax rate 26.5% 26.5 % Income tax recovery at the statutory tax rate (42,529) (284,671) Impact of rate differential of foreign jurisdiction 8,303 9,944 Non-deductible share-based compensation and related costs 14,048 33,771 Acquisition-related compensation and transaction-related costs 575 1,267 Other non-deductible expenses and non-taxable amounts 742 728 Adjustment related to prior years 1,089 (761) Goodwill impairment — 198,409 Changes in unrecognized benefits of deferred tax assets 19,493 38,673 Impact of foreign exchange and other 1,755 (1,579) Total income tax expense (recovery) 3,476 (4,219) Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 34

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (the line "Other" in Deferred tax assets in the amount of $17,760 in the fiscal year ended March 31, 2023 included "Long-term incentive plan" and "Capitalized R&D costs" and has been broken down for comparative purposes): 2024 2023 Deferred tax assets $ $ Property and equipment 3,924 3,179 Non-capital losses carried forward 24,741 49,467 Lease liabilities 5,657 6,045 Deferred revenue 421 530 Interest expenses carried forward — 3,170 Long-term incentive plan 8,844 6,211 Capitalized R&D costs 12,535 7,542 Other 1,570 4,007 Total deferred tax assets 57,692 80,151 Deferred tax liabilities Property and equipment (411) (562) Intangible assets (46,697) (67,972) Lease right-of-use assets (4,213) (5,028) Other (5,819) (6,288) Total deferred tax liabilities (57,140) (79,850) Net deferred tax assets 552 301 As presented on the consolidated balance sheets: Deferred tax assets 552 301 Net deferred tax assets 552 301 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 35

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

**2024**

| | Balance as at March 31, 2023 | Charged (credited) to consolidated statement of loss | Charged (credited) to other comprehensive loss | Other | Balance as at March 31, 2024 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| **Deferred tax assets (liabilities) continuity** | | | | | |
| Property and equipment | 2,617 | 896 | — | — | 3,513 |
| Intangible assets | (67,972) | 21,275 | — | — | (46,697) |
| Lease liabilities | 6,045 | (388) | — | — | 5,657 |
| Lease right-of-use assets | (5,028) | 815 | — | — | (4,213) |
| Non-capital losses carried forward | 49,467 | (24,726) | — | — | 24,741 |
| Deferred revenue | 530 | (109) | — | — | 421 |
| Interest expenses carried forward | 3,170 | (3,170) | — | — | — |
| Long-term incentive plan | 6,211 | 2,633 | — | — | 8,844 |
| Capitalized R&D costs | 7,542 | 4,993 | — | — | 12,535 |
| Other | (2,281) | (1,896) | (68) | (4) | (4,249) |
| **Net deferred tax assets (liabilities)** | **301** | **323** | **(68)** | **(4)** | **552** |

**2023**

| | Balance as at March 31, 2022 | Charged (credited) to consolidated statement of loss | Charged (credited) to other comprehensive loss | Other | Balance as at March 31, 2023 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| **Deferred tax assets (liabilities) continuity** | | | | | |
| Property and equipment | 2,103 | 514 | — | — | 2,617 |
| Intangible assets | (97,647) | 29,675 | — | — | (67,972) |
| Lease liabilities | 6,354 | (309) | — | — | 6,045 |
| Lease right-of-use assets | (5,140) | 112 | — | — | (5,028) |
| Non-capital losses carried forward | 78,292 | (28,825) | — | — | 49,467 |
| Deferred revenue | 1,217 | (687) | — | — | 530 |
| Interest expenses carried forward | 5,852 | (2,682) | — | — | 3,170 |
| Long-term incentive plan | 4,702 | 1,509 | — | — | 6,211 |
| Capitalized R&D costs | — | 7,542 | — | — | 7,542 |
| Other | (2,412) | (161) | — | 292 | (2,281) |
| **Net deferred tax assets (liabilities)** | **(6,679)** | **6,688** | **—** | **292** | **301** |

36

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

The Company has accumulated unrecognized deductible temporary differences, unused tax losses and unrecognized research and development expenditures as follows:

| | 2024 | 2023 |
|---|---|---|
| | $ | $ |
| Deductible temporary differences | 58,737 | 63,695 |
| Non-capital losses | 676,756 | 587,407 |
| Research and development expenditures | 12,207 | 21,760 |
| | 747,700 | 672,862 |

As at March 31, 2024, the Company and its subsidiaries have non-capital losses of $676,756 (2023 - $587,407) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $354,039 (2023 - $320,344) expires from the fiscal year ended March 31, 2025 to the fiscal year ended March 31, 2044, while $322,717 (2023 - $267,063) has no expiry date.

There was no change in the Canadian statutory tax rate for the financial year.

**Government assistance**

The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management's estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2024, the Company recorded a Canadian provision for refundable tax credits of $3,622 (2023 – $4,077). This amount has been recorded as a reduction of research and development and e-business development expenditures for the year.

As at March 31, 2024, the Company has available Canadian federal non-refundable investment tax credits of $2,598 (2023 – $2,598) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2032. The Company also has a non-refundable e-business tax credit of $5,692 (2023 – $4,823) expiring in various dates starting in 2036.

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

**Pillar Two**

In December 2021, the Organization for Economic Cooperation and Development ("OECD") published *Tax Challenges Arising From the Digitalisation of the Economy - Global Anti-Base Erosion Model Rules* (Pillar Two) introducing a 15% minimum tax rate for multinationals on income arising in each jurisdiction where they operate. Pillar Two applies to multinational enterprises with annual consolidated revenues of EUR 750 million in at least two of the four fiscal years immediately preceding the tested fiscal year. The OECD continues to release guidance and countries are implementing legislation to adopt these rules. On August 4, 2023, the Canadian Department of Finance released draft legislation to implement a proposed *Global Minimum Tax Act*, largely based on the OECD rules, and expected to be effective for fiscal years beginning on or after December 31, 2023. The Company met the threshold of EUR 750 million for the first time in fiscal year ended March 31, 2024 but does not yet meet the Pillar Two requirements as stated in the proposed legislation. The Company is monitoring the legislative developments and their potential effect on its effective tax rate in future periods.

## 23. Commitments

Refer to note 13 for the maturity analysis of lease liabilities as at March 31, 2024.

37

In addition to the obligations under lease liabilities, the Company is subject to short-term leases and variable lease payments, as well as various non-cancelable service agreements with minimum spend commitments. The table below outlines the maturity analysis as at March 31, 2024 for the Company's short-term leases and variable lease payments, and for the minimum fixed and determinable portion of the Company's material unconditional purchase obligations: < 1 Year 1 to 5 Years >5 Years Total $ $ $ $ Short-term leases and variable lease payments 3,209 8,215 1,603 13,027 Material unconditional purchase obligations 36,543 67,671 — 104,214 Total contractual obligations 39,752 75,886 1,603 117,241 Short-term leases and variable lease payments include short term lease payments and variable lease payments for the Company's share of tenant operating expenses and taxes. Purchase obligations include material non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments. 24. Contingencies and Provisions Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings. The Company is presently engaged in a dispute with one of its residual payments partners that has resulted in that partner purporting to terminate two agreements it has with the Company and ceasing to pay the Company amounts owed pursuant to those agreements, which amounts owed exceed $9,525. Although the Company is not yet aware of a formal claim having been filed by the partner, the partner alleges that the Company has breached certain covenants in each of the two agreements and has made a demand for damages under each agreement. The Company intends to vigorously defend against any claims resulting from the dispute. Separately, the Company is evaluating recourse available to it under the aforesaid agreements. On November 16, 2023, the Supreme Court of New South Wales (the "Australian Court") ruled in proceedings commenced by Tyro Payments Limited ("Tyro") against a subsidiary of the Company that such subsidiary be restrained until September 6, 2024 from soliciting, inducing or otherwise attempting to persuade any Tyro merchant to become a merchant of any entity providing the functions and facilities provided by Tyro to facilitate the processing of financial transactions. In its ruling, the Australian Court made findings that the Company's subsidiary had breached its contractual and fiduciary obligations to Tyro. The Company's subsidiary filed an application for leave to appeal along with a notice of appeal in respect of the matter. On February 16, 2024, Tyro and the Company’s subsidiary resolved this dispute. Pursuant to such settlement, the Company’s subsidiary dropped its application for appeal and paid a settlement amount of $6,524 to Tyro. Accordingly, the Company settled the provision and the settlement amount paid was recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 38

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for *inter partes* review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the *inter partes* reviews. The plaintiff filed notices of appeal of the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.

Except as indicated, the Company has not provisioned for the above-referenced matters.

The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.

**Restructuring**

The Company announced and implemented a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth.

Provision for severance and cash acquisition-related compensation acceleration

| | 2024<br>$ | 2023<br>$ |
|---|---|---|
| **Balance - Beginning of fiscal year** | 1,106 | 247 |
| Expensed during the year | 5,211 | 18,581 |
| Paid during the year | (3,726) | (17,722) |
| **Balance - End of fiscal year** | **2,591** | **1,106** |

The provision is included in accounts payable and accrued liabilities in the other category in note 18.

Restructuring expenses

| | 2024<br>$ | 2023<br>$ |
|---|---|---|
| Severance | 5,211 | 15,710 |
| Share-based compensation expense acceleration | 1,995 | 5,637 |
| Cash acquisition-related compensation acceleration | — | 2,871 |
| Share-based acquisition-related compensation acceleration | — | 4,465 |
| **Restructuring** | **7,206** | **28,683** |

## 25. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts)

In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the "2012 Legacy Option Plan"). Employee stock option grants under the 2012 Legacy Option Plan generally vested 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the 2012 Legacy Option Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the 2012 Legacy Option Plan.

39

In connection with the IPO, an omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Common Shares of the Company which may be reserved and set aside for issuance under such plan and the 2012 Legacy Option Plan were changed from a fixed number of Common Shares to a maximum aggregate number of Common Shares equal to 15% of all Common Shares issued and outstanding from time to time on a non-diluted basis. On that basis, as at March 31, 2024, the maximum number of Common Shares available under the Omnibus Incentive Plan and the 2012 Legacy Option Plan was 23,032,142. In February 2021, the Omnibus Incentive Plan was updated to amend certain definitions. The Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules. Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Incentive Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board. In connection with the acquisition of ShopKeep Inc. ("ShopKeep"), the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan. The Company has also made grants of stock options and RSUs in prior fiscal years without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards. In the fiscal year ended March 31, 2022, the Company also made grants of long-term, multi-year performance-based stock options to its Chief Financial Officer, its now-former Chief Executive Officer and its now-former Chief Operations Officer. To the extent these options have not been forfeited, such options will vest over an approximately five year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Incentive Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 40

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

The stock option activity and the weighted average exercise price are summarized as follows:

| | 2024 | | 2023 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price $ | Number of options | Weighted average exercise price $ |
| Outstanding – Beginning of year* | 10,060,296 | 30.56 | 11,823,310 | 36.36 |
| Granted | 3,899,244 | 13.77 | 2,817,149 | 19.93 |
| Exercised | (412,780) | 5.20 | (942,641) | 5.00 |
| Forfeited/Cancelled | (2,463,548) | 30.16 | (3,637,522) | 47.76 |
| Outstanding – End of fiscal year** | 11,083,212 | 25.68 | 10,060,296 | 30.58 |
| Exercisable – End of fiscal year | 4,335,111 | 30.17 | 3,771,711 | 31.24 |

*The 2024 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal year's weighted average exercise prices.
**The stock options outstanding as at March 31, 2024 included 1,900,000 stock options with vesting dependent on market conditions tied to the Company's future share price performance. On April 18, 2024, 885,001 stock options with vesting dependent on market conditions tied to the Company's future share price performance were forfeited.

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2024 are summarized as follows:

| | 2024 | | 2024 | | 2024 | |
|---|---|---|---|---|---|---|
| | RSU | | DSU | | PSU | |
| | Number of awards | Weighted average grant date fair value $ | Number of awards | Weighted average grant date fair value $ | Number of awards | Weighted average grant date fair value $ |
| Outstanding – Beginning of year | 5,540,767 | 28.92 | 65,398 | 23.31 | 619,640 | 28.73 |
| Granted | 3,114,515 | 14.11 | 54,143 | 15.97 | — | — |
| Settled | (1,595,478) | 31.18 | — | — | (167,284) | 28.73 |
| Forfeited | (859,036) | 20.81 | — | — | (452,356) | 28.73 |
| Outstanding – End of year | 6,200,768 | 22.02 | 119,541 | 19.99 | — | — |

41

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2023 are summarized as follows:

| | 2023 | | 2023 | | 2023 | |
|---|---|---|---|---|---|---|
| | RSU | | DSU | | PSU | |
| | Number of awards | Weighted average grant date fair value | Number of awards | Weighted average grant date fair value | Number of awards | Weighted average grant date fair value |
| | | $ | | $ | | $ |
| Outstanding – Beginning of year | 3,314,131 | 46.71 | 34,421 | 37.95 | 953,290 | 28.73 |
| Granted | 4,397,629 | 20.77 | 47,577 | 18.72 | — | — |
| Settled | (956,837) | 41.58 | (16,600) | 40.50 | (333,650) | 28.73 |
| Forfeited | (1,214,156) | 37.97 | — | — | — | — |
| Outstanding – End of year | 5,540,767 | 28.92 | 65,398 | 23.31 | 619,640 | 28.73 |

The fair value of stock options granted to employees, excluding stock options that contain market conditions, was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | 2024 | 2023 |
|---|---|---|
| Expected volatility | 63.64% | 52.22% |
| Risk-free interest rate | 3.85% | 3.05% |
| Expected option life | 3.80 years | 3.92 years |
| Expected dividend yield | 0% | 0% |
| Forfeiture rate | 29.53% | 26.55% |

The fair value of stock options, RSUs and DSUs granted in the fiscal year ended March 31, 2024 amounted to $70,614 (2023 – $117,895). The initial aggregate fair value of options, RSUs and PSUs forfeited/cancelled in the fiscal year ended March 31, 2024 amounted to $63,397 (2023 – $111,549). For the fiscal year ended March 31, 2024, share-based compensation expense of $74,913 (2023 – $129,167) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital.

As at March 31, 2024, the total remaining unrecognized share-based compensation expense, net of estimated forfeitures, amounted to $38,427 (2023 – $78,581), which will be amortized over the weighted average remaining requisite service period of 1.31 years (2023 – 1.60 years).

42

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2024:

| | Options outstanding | | | Options exercisable | | |
|---|---|---|---|---|---|---|
| **Exercise price** $ | **Number of options** | **Weighted average remaining contractual life (years)** | **Weighted average exercise price** $ | **Number of options** | **Weighted average remaining contractual life (years)** | **Weighted average exercise price** $ |
| 2.17 to 13.35 | 2,483,720 | 5.51 | 12.46 | 787,825 | 4.12 | 10.62 |
| 13.36 to 17.01 | 2,169,016 | 6.11 | 14.69 | 419,481 | 5.76 | 14.72 |
| 17.02 to 23.25 | 2,137,549 | 4.55 | 20.94 | 1,033,606 | 3.80 | 21.42 |
| 23.26 to 31.69 | 2,469,252 | 4.31 | 29.05 | 804,717 | 3.15 | 25.37 |
| 31.70 to 93.45 | 1,823,675 | 3.87 | 57.75 | 1,289,482 | 3.63 | 57.16 |
| **Total** | 11,083,212 | 4.91 | 25.68 | 4,335,111 | 3.88 | 30.17 |

The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2023:

| | Options outstanding | | | Options exercisable | | |
|---|---|---|---|---|---|---|
| **Exercise price** $ | **Number of options** | **Weighted average remaining contractual life (years)** | **Weighted average exercise price** $ | **Number of options** | **Weighted average remaining contractual life (years)** | **Weighted average exercise price** $ |
| 2.17 to 18.92 | 1,930,537 | 5.09 | 12.19 | 719,850 | 2.21 | 5.80 |
| 18.93 to 22.62 | 1,886,776 | 5.61 | 21.49 | 384,078 | 4.24 | 21.79 |
| 22.63 to 27.73 | 2,268,067 | 4.46 | 23.99 | 1,409,502 | 3.77 | 24.27 |
| 27.74 to 41.54 | 1,896,698 | 5.51 | 31.49 | 291,923 | 3.79 | 31.80 |
| 41.55 to 93.45 | 2,078,218 | 5.42 | 62.27 | 966,358 | 5.38 | 63.92 |
| **Total** | 10,060,296 | 5.19 | 30.58 | 3,771,711 | 3.94 | 31.24 |

## 26. Related party transactions

Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.

43

The executive compensation expense to the top five key management personnel is as follows: 2024 2023 $ $ Short-term employee benefits and termination benefits 4,374 3,242 Share-based payments 11,778 20,331 Total compensation paid to key management personnel 16,152 23,573 27. Financial instruments Fair value The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability; Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions. The Company estimated the fair value of its financial instruments as described below. The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities. The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at March 31, 2024 and 2023. Recurring fair value measurements The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 44

The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in. The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the fiscal year ended March 31, 2024 include an average repayment period of 7 months, an average discount rate of 15% and amounts deemed uncollectible, which includes write offs, of $6,021. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods. The movement in the merchant cash advances is as follows: 2024 2023 $ $ Balance - Beginning of fiscal year 29,492 6,300 Principal issued 165,884 54,659 Principal collected (132,277) (38,887) Transaction-based revenues from fees collected incorporating fair value movement 17,158 8,196 General & administrative expenses from amounts deemed uncollectible (6,021) (776) Balance - End of fiscal year 74,236 29,492 As at March 31, 2024 and 2023, financial instruments measured at fair value in the consolidated balance sheets were as follows: March 31, 2024 March 31, 2023 Fair value hierarchy Carrying amount Fair value Fair value hierarchy Carrying amount Fair value $ $ $ $ Assets: Cash and cash equivalents Level 1 722,102 722,102 Level 1 800,154 800,154 Restricted cash and restricted deposits Level 1 1,950 1,950 Level 1 1,774 1,774 Merchant cash advances Level 3 74,236 74,236 Level 3 29,492 29,492 Foreign exchange forward contracts Level 2 257 257 Level 2 0 0 Investments Level 3 0 0 Level 3 1,519 1,519 Liabilities: Foreign exchange forward contracts Level 2 0 0 Level 2 125 125 Credit and concentration risk Generally, the carrying amount on the consolidated balance sheet of the Company’s financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk. The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade and other receivables and merchant cash advances. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security. The Company does not generally require a guarantee from its customers. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 45

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

Due to the Company's diverse customer base, there is no particular concentration of credit risk related to the Company's trade receivables and merchant cash advances. Moreover, trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.

The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment.

In the fiscal year ended March 31, 2024, potential effects from uncertainty in the macroeconomic environment on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in these effects. The Company continues to monitor macroeconomic conditions and any resulting impacts on the Company's credit risk.

The loss allowance as at March 31, 2024 and 2023 was determined as follows:

**2024**

| | Not past due and limited risk | 0–30 | 30–60 | 60–90 | 90–180 | 180+ |
|---|---|---|---|---|---|---|
| Expected loss rate | 3% | 12% | 31% | 48% | 63% | 69% |
| Gross carrying amount | 38,665 | 3,390 | 1,314 | 626 | 1,407 | 2,730 |
| **Loss allowance** | 1,172 | 407 | 407 | 300 | 886 | 1,884 |

**2023**

| | Not past due and limited risk | 0–30 | 30–60 | 60–90 | 90–180 | 180+ |
|---|---|---|---|---|---|---|
| Expected loss rate | 3% | 15% | 48% | 67% | 69% | 71% |
| Gross carrying amount | 28,209 | 4,649 | 1,418 | 521 | 989 | 1,381 |
| **Loss allowance** | 741 | 697 | 681 | 349 | 682 | 981 |

Changes in the loss allowance were as follows:

| | 2024<br>$ | 2023<br>$ |
|---|---|---|
| **Balance – Beginning of fiscal year** | 4,131 | 3,043 |
| Increase | 4,015 | 3,076 |
| Write-offs | (3,090) | (1,988) |
| **Balance – End of fiscal year** | 5,056 | 4,131 |

**Liquidity risk**

The Company is exposed to the risk of being unable to honor its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

46

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

As at March 31, 2024 and 2023, the maturity analysis of financial liabilities represented the following:

**2024**

| | <1 Year | 1 to 5 Years | >5 Years | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Accounts payable and accrued liabilities | 68,679 | — | — | 68,679 |
| Other long-term liabilities | — | 967 | — | 967 |

**2023**

| | <1 Year | 1 to 5 Years | >5 Years | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Accounts payable and accrued liabilities | 68,827 | — | — | 68,827 |
| Other long-term liabilities | — | 1,026 | — | 1,026 |

For the maturity analysis of lease liabilities, see note 13. Details of contractual commitments are included in note 23.

The Company has $722,102 of cash and cash equivalents as at March 31, 2024, demonstrating its liquidity and its ability to cover upcoming financial liabilities.

**Foreign exchange risk**

The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the Australian dollar, the British pound sterling and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars:

| 2024 | CAD | EUR | AUD | GBP | NZD | Other | Total |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| Cash and cash equivalents and restricted cash | 3,039 | 4,446 | 1,375 | 1,638 | 2,088 | 924 | 13,510 |
| Trade and other receivables | 13,769 | 4,823 | 1,403 | 1,841 | 769 | 914 | 23,519 |
| Merchant cash advances | 10,252 | 5,734 | 6,958 | 5,620 | 621 | — | 29,185 |
| Accounts payable and accrued liabilities | (12,952) | (9,747) | (3,454) | (2,208) | (2,299) | (3,258) | (33,918) |
| Other long-term liabilities | (275) | (224) | (67) | (174) | — | (41) | (781) |
| Lease liabilities | (10,154) | (2,971) | (1,484) | (3,033) | (1,456) | (948) | (20,046) |
| **Net financial position exposure** | 3,679 | 2,061 | 4,731 | 3,684 | (277) | (2,409) | 11,469 |

47

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

| 2023 | CAD | EUR | AUD | GBP | NZD | Other | Total |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| Cash and cash equivalents and restricted cash | 3,336 | 5,828 | 2,078 | 1,907 | 1,302 | 1,691 | 16,142 |
| Trade and other receivables | 1,781 | 9,004 | 3,915 | 1,456 | 9 | 2,948 | 19,113 |
| Merchant cash advances | 1,935 | — | 4,284 | 224 | — | — | 6,443 |
| Accounts payable and accrued liabilities | (10,615) | (8,948) | (3,604) | (1,561) | (2,583) | (2,044) | (29,355) |
| Other long-term liabilities | (231) | (267) | (68) | (119) | — | (53) | (738) |
| Lease liabilities | (11,805) | (3,258) | (1,870) | (4,085) | (211) | (866) | (22,095) |
| **Net financial position exposure** | (15,599) | 2,359 | 4,735 | (2,178) | (1,483) | 1,676 | (10,490) |

The table below shows the immediate change in loss before income taxes of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure for the fiscal years ended March 31, 2024 and 2023. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

| | CAD | EUR | AUD | GBP | NZD | Other |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| **2024** | (163) | 246 | 138 | (89) | (160) | (125) |
| **2023** | (84) | (58) | 161 | 111 | (152) | 15 |

Foreign exchange forward contracts

The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes. The Company's hedging program does not mitigate the impact of foreign currency fluctuations on its revenue.

*Cash flow hedges*

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges.

The notional principal of the foreign exchange contracts was approximately $95,550 CAD as at March 31, 2024 (March 31, 2023 - $109,200 CAD).

*Hedging reserve*

| | 2024 | 2023 |
|---|---|---|
| | $ | $ |
| **Balance - Beginning of fiscal year** | (125) | 23 |
| Unrealized gains (losses) on fair value that may be subsequently reclassified to consolidated statements of loss | 512 | (3,386) |
| Losses (gains) reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses. | (130) | 3,238 |
| Deferred income tax expense | (68) | — |
| **Balance - Beginning of fiscal year** | 189 | (125) |

48

**Lightspeed Commerce Inc.**
Notes to the Consolidated Financial Statements
**For the years ended March 31, 2024 and 2023**
(expressed in thousands of US dollars, except number of shares)

No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2024.

All hedging relationships have been maintained as at March 31, 2024. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied.

**Interest rate risk**

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company's cash earns interest. The Company's trade and other receivables, accounts payable and accrued liabilities do not bear interest. The Company is not exposed to material interest rate risk.

**Share price risk**

Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company's share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.

## 28. Capital risk management

The general objectives of the Company to manage its capital reside in the preservation of the Company's ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company.

The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets.

## 29. Geographic information

The geographic segmentation of the Company's assets is as follows:

| | | | | 2024 | | | | 2023 |
|---|---|---|---|---|---|---|---|---|
| | Property and equipment | Right-of-use assets | Intangible assets | Goodwill | Property and equipment | Right-of-use assets | Intangible assets | Goodwill |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Canada | 12,217 | 6,900 | — | 1,349,235 | 13,499 | 8,468 | 56 | 1,350,645 |
| United States | 698 | — | 179,563 | — | 974 | 3,259 | 237,641 | — |
| New Zealand | 1,878 | 921 | 42,004 | — | 611 | 152 | 58,948 | — |
| Germany | 405 | 879 | 3,922 | — | 298 | 1,109 | 9,227 | — |
| Other | 5,298 | 8,375 | 1,542 | — | 4,109 | 7,985 | 5,578 | — |

49

Geographic sales based on customer location are detailed as follows: 2024 2023 $ $ United States 616,628 527,350 Australia 67,288 45,321 Canada 65,073 47,066 United Kingdom 47,233 30,237 Other 113,048 80,532 30. Subsequent events Subsequent to the end of the fiscal year, the Company announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The reorganization includes the reduction of approximately 280 roles. The reorganization is expected to result in an incremental restructuring cash charge of over $8,000, primarily consisting of severance payments, employee benefits and related costs. The Company expects to incur these charges primarily in the three months ended June 30, 2024. The assessment of the restructuring amount and the accounting for this reorganization has not yet been finalized. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and 2023 (expressed in thousands of US dollars, except number of shares) 50

## Investor Information

**Lightspeed Shares**
Lightspeed's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol "LSPD."

**Investor Relations**
Quarterly and annual reports and other corporate documents are available at: investors.lightspeedhq.com, under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

**Version française**
Pour obtenir la version française du rapport annuel, s'adresser à gouvernance@lightspeedhq.com.

**Transfer Agent and Registrar**
TSX Trust Company
1701 - 1190 Avenue des Canadiens-de-Montréal
PO Box 33
Montréal, Québec H3B 0G7
www.tsxtrust.com

Equiniti Trust Company, LLC
PO Box 500
Newark, NJ 07101
USA

**2024 Annual Meeting**
The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, August 1, 2024.

**Legal Counsel**
Stikeman Elliott LLP
Montréal, Québec

**Corporate Governance**
The following documents pertaining to Lightspeed's corporate governance practices may be accessed either from Lightspeed's website (investors.lightspeedhq.com) or by request from the Corporate Secretary:

- Board and Board Committee Charters
- Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer
- Code of Conduct and Ethics
- Whistleblower Policy

**Auditors**
PricewaterhouseCoopers LLP, Chartered Professional Accountants
Montréal, Québec

## Board & Committee Composition

| | Board | Audit Committee | Compensation, Nominating, & Governance Committee | Risk Committee |
|---|---|---|---|---|
| **Patrick Pichette**<br>Interim Chair of the Board | Chair | Member | Member | |
| **Dax Dasilva**<br>Founder and Chief Executive Officer | Member | | | |
| **Paul McFeeters**<br>Director | Member | Chair | | Member |
| **Rob Williams**<br>Director | Member | Member | | Chair |
| **Nathalie Gaveau**<br>Director | Member | | Member | Member |
| **Dale Murray**<br>Director | Member | | Chair | |
| **Manon Brouillette**<br>Director | Member | | | |

Board/Committee Chair

Board/Committee Member

700 Saint-Antoine East, Montréal, Québec, Canada H2Y 1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com